Exhibit 99.1

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

WOORI BANK

INDEPENDENT AUDITOR’S REPORT

(English Translation of a Report Originally Issued in Korean)

To the Shareholder and Board of Directors of Woori Bank

Opinion

We have audited the accompanying consolidated financial statements of Woori Bank and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position as of December 31, 2020, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 3 of the consolidated financial statements, which indicates that the outbreak of COVID-19 in 2020 may have a negative impact on the Group’s financial condition and results of operations.

Other Matters

The consolidated financial statements of the Group for the year ended December 31, 2019, were audited by another auditor who expressed an unqualified opinion on those statements on March 16, 2020.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 11, 2021

This report is effective as of March 11, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

The accompanying consolidated financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Bank.

Kwang Seok Kwon

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	9,366,442	6,162,029
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 26)	12,402,450	6,672,557
Financial assets at financial assets at fair value through other comprehensive income(“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	29,952,641	27,628,707
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	17,020,839	20,320,539
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	300,374,775	282,201,102
Investments in joint ventures and associates (Note 13)	748,770	786,730
Investment properties (Note 14)	584,144	617,589
Premises and equipment (Notes 15 and 18)	2,908,460	2,939,276
Intangible assets and (Note 16)	482,268	552,030
Assets held for sale (Note 17)	50,411	95
Current tax assets (Note 42)	74,840	46,253
Derivative assets (designated for hedging) (Notes 4,11,12 and 26)	174,820	111,764
Other assets (Notes 19 and 45)	169,555	142,987

Total assets	374,310,415	348,181,658

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	6,529,072	2,956,294
Deposits due to customers (Notes 4, 11, 21 and 45)	288,511,010	263,643,964
Borrowings (Notes 4, 11, 12 and 22)	19,900,256	18,575,566
Debentures (Notes 4, 11 and 22)	21,866,767	22,834,408
Provisions (Notes 23, 44 and 45)	419,560	379,197
Net defined benefit liabilities (Note 24)	3,079	48,278
Current tax liabilities (Note 42)	317,679	135,490
Deferred tax liabilities (Note 42)	185,211	179,529
Derivative liabilities (designated for hedging) (Notes 4, 11, 12 and 26)	28	43
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	12,883,990	16,595,398
Other liabilities (Notes 25 and 45)	173,507	178,401

Total liabilities	350,790,159	325,526,568

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019 (CONTINUED)

	December 31, 2020	December 31, 2019
	(Korean Won in millions)
EQUITY
Owner’s equity:	23,422,853	22,555,074
Capital stock (Note 28)	3,581,392	3,381,392
Hybrid securities (Note 29)	3,105,070	3,660,814
Capital surplus (Note 28)	1,086,812	287,480
Other equity (Note 30)	(2,212,278)	(2,120,597)
Retained earnings (Notes 31 and 32)	17,861,857	17,345,985
Regulatory reserve for credit loss	(2,146,348)	(2,356,246)
Required reversal of regulatory reserve for credit loss	20,331	209,898
Planned reversal of regulatory reserve for credit loss	20,331	209,898
Non-controlling interests	97,403	100,016

Total equity	23,520,256	22,655,090

Total liabilities and equity	374,310,415	348,181,658

The accompanying notes are an integral part of these consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
	(Korean Won in millions, except for per share data)
Interest income	8,549,223	9,812,538
Financial assets at FVTPL	23,414	43,318
Financial assets at FVTOCI	437,319	474,132
Financial assets at amortized cost	8,088,490	9,295,088
Interest expense	(3,258,106)	(4,495,842)

Net interest income (Notes 11, 34 and 45)	5,291,117	5,316,696

Fees and commissions income	1,049,554	1,144,386
Fees and commissions expense	(203,414)	(172,131)

Net fees and commissions income (Notes 11, 35 and 45)	846,140	972,255

Dividend income (Notes 11, 36 and 45)	120,490	101,091
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	480,236	19,255
Net gain on financial assets at FVTOCI (Notes 11 and 38)	23,638	10,901
Net gain on disposals of financial assets at amortized cost	18,046	84,348
Net gain on disposals of loans and other financial assets at amortized cost	18,046	84,348
Impairment losses due to credit loss (Notes 39 and 45)	(535,254)	(118,249)
General and administrative expenses (Notes 40 and 45)	(3,547,041)	(3,494,140)
Other net operating expenses (Notes 40 and 45)	(771,680)	(300,540)

Operating income	1,925,692	2,591,617

Net gain on valuation of investments in joint ventures and associates (Note 13)	93,881	84,242
Net other non-operating income (expense)	(231,583)	(32,099)

Non-operating income (expenses) (Note 41)	(137,702)	52,143

Net income before income tax expense	1,787,990	2,643,760

Income tax expense from continuing operations (Note 42)	417,685	645,248

Net income from continuing operations
(Net income after reflecting the provision of regulatory reserve for credit loss for the years ended December 31, 2020 and 2019 are 1,390,636 million Won and 1,736,963 million Won, respectively) (Note 32)	1,370,305	1,998,512

Net loss from discontinued operations (Note 17)	—	(471,447)

Net income	1,370,305	1,527,065

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

	2020	2019
	(Korean Won in millions, except for per share data)
Net gain (loss) on valuation of equity securities at FVTOCI	54,770	(74,146)
Share of other comprehensive loss of joint ventures and associates	(2,065)	—
Remeasurement gain (loss) related to defined benefit plan	13,122	(35,049)

Items that will not be reclassified to profit or loss	65,827	(109,195)

Net gain (loss) on valuation of debt securities at FVTOCI	12,570	44,769
Share of other comprehensive loss of joint ventures and associates	(186)	373
Gain (loss) on foreign currency translation of foreign operations	(154,100)	102,085
Gain (loss) on valuation of cash flow hedge	43	(1,740)

Items that may be reclassified to profit or loss	(141,673)	145,487

Other comprehensive income (loss), net of tax	(75,846)	36,292

Total comprehensive income	1,294,459	1,563,357

Net income attributable to:
Net income attributable to owner	1,363,224	1,505,547

Net income from continuing operations	1,363,224	1,976,994
Net loss from discontinued operations	—	(471,447)
Net income attributable to non-controlling interests	7,081	21,518

Net income from continuing operations	7,081	21,518
Net income from discontinued operations	—	—

Total comprehensive income attributable to:	1,294,459	1,563,357
Comprehensive income attributable to owner	1,295,303	1,531,793
Comprehensive income (loss) attributable to non-controlling interests	(844)	31,564

Earnings per share (Note 43)
Basic and diluted earnings per share for continuing and discontinued operations (In Korean Won)	1,720	2,028
Basic and diluted earnings per share for continuing operations (In Korean Won)	1,720	2,725

The accompanying notes are an integral part of these consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2020 AND 2019

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Net income	—	—	—	—	1,505,547	1,505,547	21,518	1,527,065
Dividends to common stocks	—	—	—	—	(437,625)	(437,625)	(2,013)	(439,638)
Interim dividend	—	—	—	—	(676,000)	(676,000)	—	(676,000)
Net increase of treasury stock	—	—	—	27,016	—	27,016	—	27,016
Net gain on valuation of financial assets at FVTOCI	—	—	—	(29,553)	—	(29,553)	176	(29,377)
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	46,612	(46,612)	—	—	—
Changes in capital due to equity method	—	—	1,153	373	—	1,526	—	1,526
Net gain on foreign currency translation of foreign operations	—	—	—	92,052	—	92,052	10,033	102,085
Net loss on valuation of cash flow hedge	—	—	—	(1,740)	—	(1,740)	—	(1,740)
Remeasurement loss related to defined benefit liabilities	—	—	—	(34,886)	—	(34,886)	(163)	(35,049)
Transfer of capital held for sale to retained earnings	—	—	—	13,197	(13,197)	—	—	—
Changes in disposal of subsidiaries			—	(19,790)	24,004	4,214	(142,599)	(138,385)
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Dividends to hybrid securities	—	—	—	—	(134,421)	(134,421)	—	(134,421)
Issuance of hybrid securities	—	658,470	—	—	—	658,470	—	658,470
Redemption of hybrid securities	—	(159,619)	—	(276)	—	(159,895)	—	(159,895)
Changes in capital adjustment of subsidiaries	—	—	438	—	—	438	(49)	389

December 31, 2019	3,381,392	3,660,814	287,480	(2,120,597)	17,345,985	22,555,074	100,016	22,655,090

January 1, 2020	3,381,392	3,660,814	287,480	(2,120,597)	17,345,985	22,555,074	100,016	22,655,090
Capital increase with consideration	200,000	—	798,887	—	—	998,887	—	998,887
Net income	—	—	—	—	1,363,224	1,363,224	7,081	1,370,305
Dividends to common stocks	—	—	—	—	(676,000)	(676,000)	(1,704)	(677,704)
Net gain on valuation of financial assets at FVTOCI	—	—	—	67,249	—	67,249	91	67,340
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	2,640	(2,640)	—	—	—
Changes in capital due to equity method	—	—	—	(2,251)	—	(2,251)	—	(2,251)
Changes in capital adjustments of investments using the equity method	—	—	—	(1,498)	—	(1,498)	—	(1,498)
Net loss on foreign currency translation of foreign operations	—	—	—	(146,004)	—	(146,004)	(8,096)	(154,100)
Net gain on valuation of cash flow hedge	—	—	—	43	—	43	—	43
Remeasurement gain related to defined benefit liabilities	—	—	—	13,042	—	13,042	80	13,122
Dividends to hybrid securities	—	—	—	—	(162,362)	(162,362)	—	(162,362)
Redemption of hybrid securities	—	(555,744)	—	(31,252)	—	(586,996)	—	(586,996)
Appropriation of retained earnings	—	—	—	6,350	(6,350)	—	—	—
Changes in capital adjustment of subsidiaries	—	—	445	—	—	445	(65)	380

December 31, 2020	3,581,392	3,105,070	1,086,812	(2,212,278)	17,861,857	23,422,853	97,403	23,520,256

The accompanying notes are an integral part of these consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019(*)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,370,305	1,527,065
Adjustments to net income:
Income tax expense	417,685	672,412
Interest income	(8,549,223)	(10,293,261)
Interest expense	3,258,106	4,612,005
Dividend income	(120,490)	(106,927)

	(4,993,922)	(5,115,771)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTPL	24,032	—
Loss on financial assets at FVTOCI	787	895
Impairment losses due to credit loss	535,254	290,801
Share of losses of investments in joint ventures and associates	24,154	19,474
Loss on transaction and valuation of derivatives (Designated for hedging)	9,389	—
Loss on hedged items (fair value hedge)	68,508	86,214
Provisions for other liabilities	230,894	123,248
Retirement benefits	151,198	150,075
Depreciation and amortization	479,322	483,865
Loss on disposal of premises and equipment, intangible assets and other assets	2,255	2,137
Loss on disposal of assets held for sale	—	53,483
Loss on disposal of assets from discontinued operations	—	644,361
Impairment loss on premises and equipment, intangible assets and other assets	7,789	26,915
Loss on foreign currency translation	264,049	—

	1,797,631	1,881,468

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL	—	284,364
Gain on financial assets at FVTOCI	24,425	11,796
Share of gains of investments in joint ventures and associates	118,035	103,716
Gain on disposal of investments in joint ventures and associates	3,470	—
Gain on transaction and valuation of derivatives (Designated for hedging)	66,993	146,913
Gain on hedged items (fair value hedge)	9,646	231
Reversal of provisions for other liabilities	157	4,149
Gain on disposal of premises and equipment, intangible assets and other assets	9,306	1,226
Reversal of impairment loss on premises and equipment, intangible assets and other assets	151	85
Gain on disposal of assets from discontinued operations	85	189,154
Other incomes	20,600	—

	252,868	741,634

Changes in assets and liabilities from operating activities:
Financial assets at FVTPL	(368,796)	252,810
Loans and other financial assets at amortized cost	(21,092,285)	(11,426,494)
Other assets	(32,430)	117,911
Deposits due to customers	26,507,734	16,692,132
Provisions	(177,206)	(57,832)
Net defined benefit liabilities	(181,523)	(258,144)
Other financial liabilities	(2,664,578)	(4,840,788)
Other liabilities	2,898	64,634

	1,993,814	544,229

Cash received from operating activities:
Interest income received	8,828,929	10,110,448
Interest expense paid	(3,767,760)	(4,378,059)
Dividends received	120,186	106,923
Income tax paid	(269,399)	(529,179)
Net cash provided by operating activities	4,826,916	3,405,490

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

	2020	2019(*)
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL	6,585,632	11,355,894
Disposal of financial assets at FVTOCI	20,512,186	14,968,160
Redemption of securities at amortized cost	5,661,472	8,709,947
Disposal of investments in joint ventures and associates	389,919	29,327
Disposal of investment properties	353	193
Disposal of premises and equipment	22,569	7,668
Disposal of intangible assets	—	998
Disposal of assets held for sale	180	996,885
Net decrease in other assets	26,643	—

	33,198,954	36,069,072

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL	8,409,909	11,823,630
Acquisition of financial assets at FVTOCI	23,044,313	23,927,605
Acquisition of securities at amortized cost	2,380,448	6,092,078
Acquisition of investments in joint ventures and associates	315,631	369,640
Acquisition of investment properties	2,413	246,319
Acquisition of premises and equipment	121,820	231,451
Acquisition of intangible assets	78,055	106,732
Decrease in liabilities held for sale	—	37,708

	34,352,589	42,835,163

Net cash outflow from investing activities	(1,153,635)	(6,766,091)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	13,142,363	14,156,668
Issuance of debentures	7,630,826	16,448,892
Capital increase with consideration	998,887	—
Issuance of hybrid securities	—	658,470
Net increase of other liabilities	3,979	—

	21,776,055	31,264,030

Cash out-flows from financing activities:
Decrease in borrowings	11,231,366	11,313,260
Redemption of debentures	8,458,009	15,686,470
Redemption of lease liabilities	192,053	213,329
Redemption of hybrid securities	598,850	160,000
Dividends paid on common stocks	676,000	1,113,626
Dividends paid on hybrid securities	162,362	156,691
Dividends paid on non-controlling interests	1,705	2,013
Capital decrease with compensation on non-controlling interests	—	50
Net increase of derivative assets (designated for hedging)	5,409	—

	21,325,754	28,645,439

Net cash inflow from financing activities	450,301	2,618,591
Net increase in cash and cash equivalents	4,123,582	(742,010)

Cash and cash equivalents, beginning of the year	6,162,029	6,712,623

Effects of exchange rate changes on cash and cash equivalents	(919,169)	191,416

Cash and cash equivalents, end of the year (Note 6)	9,366,442	6,162,029

(*)	Discontinued operations are included for the year ended December 31, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“Korean IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

As of December 31, 2020, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2020. The Bank has 716 million shares and common stocks amounting to 3,581,392 million Korean Won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 821 branches and offices in Korea, and 23 branches and offices overseas as of December 31, 2020.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2020)
Subsidiaries	Main business	December 31, 2020	December 31, 2019
Woori Bank:
Woori America Bank	Finance	100.0	100.0	U.S.A.	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Cambodia PLC. (*1)	Finance	—	100.0	Cambodia	—
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
WB Finance Co., Ltd (*1)	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd.(*2)	Asset securitization	15.0	15.0	Korea	December 31
Hermes STX Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
BWL First Co., LLC. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Jeonju IWon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Electric Cable First Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	—
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori WEBST 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	—
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Serveone 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	—
Uri Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2020)
Subsidiaries	Main business	December 31, 2020	December 31, 2019
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HS 2nd Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	—
Woori Sinnonhyeon 1st Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri S 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Smart Casting Inc. (*2)	Asset securitization	—	0.0	Korea	—
Uri Display 3rd Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HJ 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Lake 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	—
Woori QSell 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	December 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
HD Project Co.,Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HW 1st Co., Ltd (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 2nd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
SPG 1st (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HWC 1st Co., Ltd(*2)	Asset securitization	0.0	—	Korea	December 31
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	—	Korea	December 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	—	Korea	December 31
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	—	Korea	December 31
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	—	Korea	December 31
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.0	Korea	December 31
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.0	98.5	Korea	December 31
AI Partners Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	December 31
Consus Sakhalin Real Estate Investment Trust 1st(*3)	Securities investment and others	—	75.0	Korea	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	December 31
INMARK Spain Real Estate Investment Trust No.26-2 (*3)	Securities investment and others	97.7	—	Korea	December 31
Woori G North America Energy Infrastructure Private Placement Investment Trust No.1 (*3)	Securities investment and others	99.3	—	Korea	December 31
Woori G Japan Private Placement Investment Trust No. 1-2 (*3)	Securities investment and others	98.8	—	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2020)
Subsidiaries	Main business	December 31, 2020	December 31, 2019
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	December 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	December 31
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1	Securities investment and others	99.5	—	Korea	December 31
WooriG Global Secondary Private Placement Investment Trust No. 1	Securities investment and others	97.2	—	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2:
MAGI No.5 LuxCo S.a.r.l. (*2)	Asset securitization	54.6	54.6	Luxembourg	December 31
MAGI No.5 LuxCo S.a.r.l :
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	December 31

(*1)	There was a business combination between subsidiaries for the year ended December 31, 2020.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(3)	The Group has not consolidated the following entities as of December 31, 2020 and December 31, 2019 despite having more than 50% ownership interest:

	As of December 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*)	Korea	Securities investment	55.2
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*)	Korea	Securities investment	55.0
Kiwoom-Harmony Private Investment Trust Fund No. 2 (*)	Korea	Securities investment	96.3
Kiwoom-Harmony Private Investment Trust Fund No. 1 (*)	Korea	Securities investment	95.7
Midas Global Private Placement Real Estate Fund No. 7-2 (*)	Korea	Securities investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities investment	100.0
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*)	Korea	Securities investment	55.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 1 (*)	Korea	Securities investment	92.6
WooriG Private Investment Trust No. 1 (*)	Korea	Securities investment	80.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust 1-W(EUR) (*)	Korea	Securities investment	99.3

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2019
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund(*)	Korea	Securities investment	55.2
Woori Innovative Growth Professional Investment Private Investment Trust No.1 (*)	Korea	Securities investment	55.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared based on consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori America Bank	2,508,522	2,178,140	98,651	15,543	(5,778)
Woori Global Markets Asia Limited	474,521	345,492	17,010	3,951	(4,805)
Woori Bank China Limited	5,602,192	5,057,255	192,634	10,236	12,698
AO Woori Bank	390,029	333,720	18,042	3,386	(10,675)
PT Bank Woori Saudara Indonesia 1906 Tbk	2,984,924	2,424,869	220,596	30,019	(8,725)
Banco Woori Bank do Brasil S.A.	154,045	129,078	10,209	1,582	(6,022)
Korea BTL Infrastructure Fund	770,100	302	27,609	24,906	23,818
Woori Finance Cambodia PLC.	—	—	—	—	(1,102)
Woori Finance Myanmar Co., Ltd.	35,263	16,212	10,105	3,343	3,893
Wealth Development Bank	301,809	262,215	24,449	2,049	1,789
Woori Bank Vietnam Limited	2,240,874	1,833,194	76,833	18,436	(1,477)
WB Finance Co., Ltd.	847,060	597,546	104,563	30,627	18,034
Woori Bank Europe	323,116	277,022	5,933	(11,725)	(9,989)
Money trust under the FISCM Act	1,545,395	1,514,872	37,799	(90)	(90)
Structured entity for the securitization of financial assets	2,598,086	2,994,385	73,122	10,105	12,167
Structured entity for the investments in securities	224,913	52,024	11,454	3,943	(1,317)

	As of and for the year ended December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori America Bank	2,399,614	2,063,454	109,385	19,822	31,823
Woori Global Markets Asia Limited	623,296	489,462	30,756	7,242	12,422
Woori Bank China Limited	5,926,157	5,393,918	186,668	4,952	15,125
AO Woori Bank	388,406	321,422	24,980	7,231	17,723
PT Bank Woori Saudara Indonesia 1906 Tbk	3,143,279	2,566,204	231,132	42,252	84,710
Banco Woori Bank do Brasil S.A.	145,535	114,546	12,498	996	1,017
Korea BTL Infrastructure Fund	813,736	310	30,768	28,088	28,088
Woori Finance Cambodia PLC.	139,644	111,525	15,931	5,262	6,012
Woori Finance Myanmar Co., Ltd.	29,970	14,813	6,550	1,614	2,703
Wealth Development Bank	337,704	299,899	22,361	872	4,015
Woori Bank Vietnam Limited	1,538,675	1,281,108	61,551	14,000	23,540
WB Finance Co., Ltd.	442,083	348,940	63,923	13,997	16,524
Woori Bank Europe	212,750	156,667	2,318	(2,964)	(2,005)
Money trust under the FISCM Act	1,579,545	1,548,932	48,758	443	443
Structured entity for the securitization of financial assets	2,272,644	2,682,315	69,773	(852)	7,362
Structured entity for the investments in securities	168,362	49,090	18,140	5,876	7,142

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Bank is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Bank acquires beneficiary certificates through its contribution of funds to the structured entity, and it is exposed to the risk that it may not be able to recover its funds depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Bank provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of December 31, 2020, the Bank provides 2,525,860 million Won of credit facilities for the structured entities mentioned above.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with Korean IFRS 1110 are as follows:

The ownership interests on unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group enters into asset-backed securities purchase commitments or provides credit grants; accordingly, the Group recognizes interest income or fee income. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finance money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions): The maximum exposure to risks includes the amounts that are recognized in the financial statements and will be confirmed when certain conditions are met in the future such as investments, purchase commitments, credit facilities and others. As of December 31, 2020 and 2019, the purchase commitments amounted to 4,677,471 million Won and 2,255,793 million Won, respectively. As of December 31, 2020 and 2019, the invested in MMF(Money Market Fund) amounted to 397.223 million Won and 27,475 million Won, respectively, and there are no additional MMF-related commitments.

	December 31, 2020
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	2,086,576	49,958,829	39,294,105
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	274,469	2,919,325	3,166,573
Financial assets at FVTPL	—	124,474	2,986,520
Financial assets at FVTOCI	163,808	41,378	—
Financial assets at amortized cost	109,008	2,742,908	39,955
Investments in joint ventures and associates	—	5,958	140,066
Derivative assets	1,653	4,607	32
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	130	826	—
Other liabilities (including provisions)	130	826	—
The maximum exposure to risks	596,398	3,889,598	3,244,570
Investments	274,469	2,919,325	3,166,573
Credit facilities	321,929	970,273	77,997
Loss recognized on unconsolidated structured entities	—	818	16,866

	December 31, 2019
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	6,481,401	55,533,559	16,329,990
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,804,202	2,380,297	1,361,579
Financial assets at FVTPL	—	28,834	1,068,082
Financial assets at FVTOCI	2,006,230	42,305	—
Financial assets at amortized cost	2,796,695	2,295,700	120,072
Investments in joint ventures and associates	—	7,475	173,425
Derivative assets	1,277	5,983	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	184	847	—
Derivative liabilities	—	15	—
Other liabilities (including provisions)	184	832	—
The maximum exposure to risks	5,184,814	2,826,937	1,407,338
Investments	4,804,202	2,380,297	1,361,579
Credit facilities	380,612	446,640	45,759
Loss recognized on unconsolidated structured entities	—	424	33,143

(7)

The profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2020 and 2019, is as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	2020	2019
PT Bank Woori Saudara Indonesia 1906 Tbk	79,890	83,315
Wealth Development Bank	19,521	18,524

2)	Net income or loss attributable to non-controlling interests

	2020	2019
Woori Investment Bank	—	12,547
PT Bank Woori Saudara Indonesia 1906 Tbk	6,040	8,502
Wealth Development Bank	1,130	427

3)	Dividends paid to non-controlling interests

	2020	2019
PT Bank Woori Saudara Indonesia 1906 Tbk	1,669	1,981

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Group maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The significant accounting policies applied in the preparation of consolidated financial statements as of and for the year ended December 31, 2020 are stated below, and the accounting policies applied are identical to ones used in the preparation of consolidated financial statements, as of and for the year ended December 31, 2019 except for the effects of adopting new standards or interpretations as explained below.

The consolidated financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The consolidated financial statements of the Group was approved by the Board of Directors on March 5, 2021, and is planned for an approval in the annual shareholder’s meeting on March 25, 2021.

1)	The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

(1)	Amendments to Korean IFRS 1103 Business Combination – Definition of Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendment does not have a significant impact on the consolidated financial statements.

(2)	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material.

The amendments clarify the definition of materiality and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendment does not have a significant impact on the consolidated financial statements.

(3)	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification.

The Group has changed its accounting policy in accordance with the amendments made to Korean IFRS 1116.

The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard. There was no cumulative impact on the beginning balance of retained earnings as at January 1, 2020 by retrospectively applying this standard, and the Group did not restate comparatives the 2019 reporting period. The impact of the adoption of the leasing standard are disclosed in Note 47.

2)

The details of Korean IFRS that have been established and published as of the date of approval for issuance of financial statements but have not yet come into effect and have not been applied earlier by the Group are as follows:

(1)

Amendments to Korean IFRS 1009 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Leases - Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted.

The Group owns derivatives, loan receivables, debentures issued that are directly affected by interest rate benchmark reform. Accordingly, the Group is running a project to successfully replace the existing interest rate benchmark with an alternative benchmark rate. The project’s aim is to minimize business disruptions, mitigate operational risks and reduce possible financial losses. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

(2)	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

(3)	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts : Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

(4)	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

-	Korean IFRS 1101 First Adoption of Korean IFRS: Subsidiaries of first-time adopters

-	Korean IFRS 1109 Financial Instruments: 10% test-related fees for the purpose of derecognizing financial liabilities

-	Korean IFRS 1116 Leases: Lease Incentives

The above enacted and amended standards will not have a significant impact on the Group.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and the entities (including structured entities) controlled by the Bank (and its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If a subsidiary uses accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the subsidiary’s accounting policies conform to those of the Group to prepare the consolidated financial statements.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under Korean IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under Korean IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with Korean IFRS 1012 Income Taxes and Korean IFRS 1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with Korean IFRS 1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in profit or loss (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of the current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with Korean IFRS 1109 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in profit or loss and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with Korean IFRS 1105.

The requirements of Korean IFRS 1028 - Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with Korean IFRS 1036 - Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with Korean IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

-	its assets, including its share of any assets held jointly;

-	its liabilities, including its share of any liabilities incurred jointly;

-	its revenue from the sale of its share of the output arising from the joint operation;

-	its share of the revenue from the sale of the output by the joint operation; and

-	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the Korean IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6)	Revenue recognition

Korean IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

1)	Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

2)	Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points(limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination costs and is being added or deducted to/from interest income on loans using effective interest rate method.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(8)	Cash and cash equivalents

The Group is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

-

The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

-	Terms of holding multiple contractually linked financial tranche that concentrate credit risk.

In such case, credit risk comparison information of the instrument itself, the contractual cash flow characteristics of underlying financial instrument group and the underlying financial instrument group

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and fair value gains or losses are recognized in profit or loss. Transaction costs related to acquisition at initial recognition is recognized as expense immediately upon its occurrence.

The Group may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument) and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Gain or loss arising from financial liabilities at FVTPL is recognized in profit or loss when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under Korean IFRS 1109 Financial Instruments.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Group is classifying liabilities such as deposits due to customers, borrowings and debentures as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a) Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

b) Derivatives

The Group’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c) Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Group recognizes loss allowance on expected credit losses for the following assets:

-	Financial assets at amortized cost

-	Debt instruments measured at FVTOCI

-	Contract assets as defined by Korean IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with Korean IFRS:

-	General approach: Financial assets that do not belong to below two models and unused loan commitments

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

Financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. Changes in loss allowance due to subsequent recoveries of amounts previously written off are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from other comprehensive income to net income.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

The Group is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Software and others	4 to 5 years or contract period

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized, but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Group’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(15)	Leases

As the Group applied Korean IFRS 1116 using the revised retrospective method, the comparative financial information has not been prepared. The Group also applied Korean IFRS 1017 and 2104. The accounting policies in accordance with Korean IFRS 1017 and 2104 are separately disclosed.

The Group determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Group uses the definition of a lease in Korean IFRS 1116.

1)	The Group as a lessee

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date(less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments (including in-substance fixed payments)

-	Variable lease payments that depend on an index(or a rate), initially measured using the index or rate as at the commencement date

-	Amounts expected to be payable by the lessee under residual value guarantees

-

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options was an increase in recognized lease liabilities and right-of-use assets of 11,790 million Won.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Group classifies its leases as either an operating lease or a finance lease at the commencement date.

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies Korean IFRS 1115 to allocate the consideration of the contract.

The Group applies derecognition and impairment provisions of Korean IFRS 1109 to its net investment in the lease. The Group also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from Korean IFRS 1116.

(16)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of Korean IFRS 1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of Korean IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk and foreign currency translation risk.

The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

-	When there is an economic relationship between the hedged items and hedging instruments.

-	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

-

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers do not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in profit or loss. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

4)	Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income, to the extent of cumulative fair value changes of the hedged item from the date of hedge accounting. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial book value of the recognized non-monetary assets or liabilities. Such transfers do not affect other comprehensive income. Also, if accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is immediately reclassified to profit or loss.

(17)	Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Provisions

Provisions are recognized if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. Provisions are not recognized for the future operating losses.

The Group recognizes provision related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(20)	Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

-	Loss allowance in accordance with Korean IFRS 1109

-	Initial book value less accumulated profit measured in accordance with Korean IFRS 1115

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Group, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis.

In response, the Group paid taxes in accordance with Korean IFRS 2123 due to the tax authority’s claim but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(23)	Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

During 2020, the spread of Coronavirus disease 2019 (“COVID-19”) has a material impact on the global economy including Korea. Financial and economic shocks may have a negative impact in various forms on the financial condition and financial performance of the Group. However, the Korean government is providing unprecedented supports; such as, loan deferment, to mitigate the negative impact. Despite these various forms of government supports being announced, the negative impact of the global economy from COVID-19 continues.

The Group determined that the credit risk of loan affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. As a result, total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment amount to 1,820,324 million Won, and loan allowances have increased for 219,231 million Won which consist of increases in corporate loan allowance of 210,173 million Won and retail loan allowance of 9,058 million Won.

Total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment are consist of corporate loan of 1,697,899 million Won and retail loan of 122,425 million Won. Among total loans, loans changed its stage from 12-month to lifetime (Stage 2) expected credit losses amount to 1,650,526 million Won, which consist of corporate loan of 1,548,805 million Won and retail loan of 101,721 million Won. The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

(1)	Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2-(9)-5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

Korean IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition (*)	Credit risk has significantly increased since initial recognition	Credit impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at year-end.

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance, payment guarantee and unused commitment.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Probability of default (PD) and loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as growth rates, home price index, consumer price index, etc.,in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

-	Development of prediction models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Home price index	Negative(-) Correlation
Consumer price index	Negative(-) Correlation

-

Calculation of predicted default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the prediction model developed.

As of December 31, 2020, the sensitivity of the provision for expected credit losses due to changes in macroeconomic indicators is as follows (Unit: Korean Won in millions):

			December 31, 2020
Corporate	GDP growth rate	Increase by 1% point	(86,086)
		Decrease by 1% point	96,177
Retail	Consumer price index	Increase by 1% point	(15,807)
		Decrease by 1% point	17,119

At the end of every reporting period, the Group evaluates whether credit risk reflected forward-looking information has significantly been increased since the date of initial recognition. When evaluating whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses. The Group performs the above evaluation with distinctions made to corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating (*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)

Determining whether there has been a significant decrease in the credit rating of corporate and retail exposures applies only to credit ratings that are measured through 12-month expected credit loss. The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step

Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 10	More than 1 step

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

(4)	Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed in accordance with the Group’s risk management policy. The Risk Management Committee, at the top decision-making level, makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lost the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

a.	Credit facilities limit management

The Group calculates and manages the appropriate borrowing limits by aggregation, business and industry through managements of aggregation, total exposure and portfolio.

b.	Review organization and role

①	Large enterprise loan credit department

-	Examination, approval, and follow-up management of loans to large enterprise es (including small and medium enterprises affiliated with major debt affiliates)

-	Examination, approval, and follow-up management of loans to government agencies, public (More than 50% of investments and contributions) and other corporations

-	Examination, approval, and follow-up management of overseas branches and local corporations of domestic corporations

-	Examination, approval, and follow-up management of relevant real estate PF (large construction enterprises or non-confirmed)

-	Examination, approval, and follow-up management of Investment Banking activities of IB Group

-	‘General access to the credit management for the group of affiliated enterprises,’ etc. prescribed by the Regulation on Supervision of Banking Business, etc.

②	Small and medium-sized enterprise loan credit department

-	Examination, approval, and follow-up management of loans to large corporations (excluding small and medium enterprises affiliated with major debt affiliates)

-	Examination, approval, and follow-up management of loans to public (Less than 50% of investments and contributions) and other corporations

-	Consultation on loan examination, and agreement on the approval (including follow-up) of overseas branches and local corporations of the enterprises

-	Examination, approval, and follow-up management of relevant real estate PF (Small- and medium- construction enterprises or non-confirmed)

-	Examination, approval, and follow-up management, etc of business loans related to housing city fund loans

③	Personal loan credit department

-	Examination, approval, and follow-up management of personal and individual business loans

-	Examination and approval of collective loans (including cases where construction enterprise is subject to workout)

④	Corporation workout department

-	General management of enterprises subject to workout, etc.

-	General management of enterprises subject to pre-workout, etc. with the management on the borrower in the course of corporate rehabilitation procedures.

-	Workout activities such as the establishment and implementation of corporate workout plans performed for relevant enterprise.

-	Pre-workout activities such as the establishment and implementation of corporate management diagnosis and management plans performed for relevant enterprise.

-	Credit examination, approval, setting total exposure limit and follow-up management for relevant enterprise.

-	Examination and execution of loans for sound post-management of rehabilitation bonds such as examination, approval, and follow-up management of overseas branches and local corporations of the relevant enterprise.

⑤	Global IB Review Department

-	Credit Examination, approval and follow-up management related to IB Group Investment Banking

-	Credit Examination, approval, and follow-up of overseas branches of domestic companies, local subsidiaries, and pure overseas companies

-	Support for related tasks such as credit screening and follow-up management of overseas review centers

-	Establishing and managing Total Exposure limits for affiliated companies

-	Management of approved loans (deferred, asset soundness, portfolio, etc.)

-	Credit limit management designated by the Banking Act for the affiliated companies

c.	Credit screening and follow-up management

①	Objective

-	To maintain appropriate credit ratings and improve asset health

②	Main activities

-	Review the adequacy of credit and credit ratings, and maintain the consistency in application of ratings.

-	Review the appropriateness of asset forward looking criteria and the provision for credit losses.

-	Overall analysis of loan portfolio quality.

-	Inspection of compliance with loan policies and relevant regulations, and recommendation for modification of policies.

-	Review the appropriateness of loan approval and compliance with loan commitments.

-	Post-inspection of the operation manager’s discretionary decision for loans.

-	Assessing the accuracy of the identification of bad loans and the timeliness of actions taken by the person in charge of the loan.

ii)	Current status by measurement method

a.	Method of calculating risk-weighted assets

①	The Group calculates the risk-weighted assets of the credit risk by obtaining approval of the internal rating based approach.

②	The internal rating based approach meets the qualitative and quantitative requirements set by the Financial Supervisory Service, including the use of advanced techniques in risk measurement, as well as the establishment of an internal control and risks management system. It enables more accurate measurement and management of credit risk than the standard method.

-	The internal rating based approach

Risk-weighted assets are calculated by applying self-estimated risk measurement factors such as probability of default (PD), loss given default (LGD), exposure at default (EAD), and effective maturity (M) according to the internal rating of the Group.

b.	Overview and utilization scope of credit rating evaluation model

<Overview of corporate credit rating model>

①	Definition of corporate credit rating model

The evaluation model is the assessment of the possibility of default by the counterparty. It includes both scoring assessments that are evaluated according to quantitative methods using financial statements, etc., representative assessments that are evaluated according to quantitative methods using loans, receipts, etc. of the representative’s subsidiaries and other financial institutions, and Judgment evaluations that are evaluated by the evaluator’s subjective judgment. This represents that the degree of credit risk assessed is presented in a systematic manner.

②	Operation of corporate credit rating model

-	General corporate evaluation model: Classified to external audit based on IFRS, external audit based on GAAP, non-external audit 1, non-external audit 2 and personal business based on their total assets, sales volume, accounting standards, external audit determination, loan size and types of business; such as individuals or corporations.

-	Evaluation model of local governments

-	Evaluation model of public institutions

-	Evaluation model of finance institutions: Banks, insurance companies, financial investment, and other financing

-	Evaluation model of overseas companies

-	Evaluation model of non-profit organization: Private schools, medical institutions, religious organizations, and other organizations

-	Special financial evaluation model: PF, OF, CF, IPRE, HVCRE

③	Corporate credit rating system

The corporate credit rating system is divided into 14 grades (13 normal, 1 default) system, and each credit rating is presented in English (AAA~D).

<Overview of retail credit rating model>

①	Definition of retail credit scoring model

This is a model that determines credit rating of retail loan customers by calculating credit score statistically using the customer information, and operates two types of scoring system which are Application Scoring System and Behavior Scoring System according to applicable borrowers’ loan types.

-	Application Scoring System(ASS) : The model determines credit rating by statistically calculating credit score for new retail loan applications using personal information, transaction information and credit information.

-	Behavior Scoring System(BSS) : The model determines credit rating by statistically calculating credit score for existing retail loans using transaction information and credit information.

②	Operation of retail credit scoring model

-	SOHO loan credit scoring model : ASS / BSS scoring model

-	Household loan credit scoring model : ASS / BSS scoring model

③	Retail credit scoring model evaluation system : Presented in number from grade 1 to 10.

<Utilization score of credit rating evaluation model>

①	Utilizes as a key component in calculating BIS credit risk-weighted assets

②	Supports prompt loan decision-making by applying for interest rate (pricing), and discretionary decision-making, etc.

③	Utilizes to measure overall risk such as assets forward looking and provisions for the credit losses

④	Utilizes as an indicator of RAPM and relevant performance measurement.

c.	Control structure for credit evaluation system (including content related to grade change)

①	Securing the independence of granting credit rating

The credit rating is granted through the evaluation department (large enterprises, medium enterprises, individuals, etc.) that is independent from the sales department, but the head of the sales department has authority to grant credit ratings to small-scale loans according to the size of the loans. The Group clearly defines and operates procedures such as override, check list, authority and procedures, and review when granting credit ratings. For credit ratings granted by a sales branch and the evaluation department, periodic and regular loan reviews are performed by the credit supervision department to assess the consistency and timeliness of credit ratings

②	Securing independence of credit risk control operations

The credit risk management department within the risk management group that is independent of the sales department is responsible for the design, monitoring/supervision of operation and performance, on-going review and modification. The credit risk management department conducts self-validation and monitoring of credit ratings, development and implementation of credit rating models.

③	Validation of credit evaluation systems by an independent third party

To secure the adequacy of credit evaluation system, the risk management group model validation team that is independent from the credit evaluation system department conducts validation of credit evaluation system. The model validation team conducts periodic validation to assess the design adequacy of credit evaluation system, to determine whether new BIS satisfies with minimum requirements and to validate the utilization and calculation methods of risk measurement components (PD, LGD, EAD, etc.). A third-party review is conducted in an inspection room for the development/implementation of credit risk management department’s credit risk model, estimation of risk measurement factors, and the third party’s validation activities of the model validation team.

④	Strengthen the role of the Board of Directors and management

Major decision-making related to the credit evaluation system and risk measurement factors are carried out in the approval process of the Risk Management Council and the Committee (Board of Directors). Issues related to validation and monitoring of credit evaluation systems and risk measurement elements are regularly reported to the Risk Management Council and the Committee (Board of Directors).

d.	Scope of application of internal rating method

BIS Ratio calculation method		Exposure category	Date of approval
Standard method	Permanent standard method	Government, public institutions, banks	October 30, 2008
	Standard method	Subsidiaries, overseas branches, other assets	October 30, 2008

Internal rating method

Large/small, medium-sized enterprise exposure (external audit IFRS, exposure audit GAAP, non-external audit1, non-external audit2, personal business model), retail exposure, asset-backed exposure(Credit Rating Act)

October 30, 2008 February 13, 2015

Stepwise application		Special financing, financial institutions, non-profit organizations, and public institutions	October 30, 2008

iii)	Measurement of expected credit loss

Korean IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date).	Lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument).

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, assets soundness, early warning system, days past due and other. The Group performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and loss given default (LGD) for each category of financial asset are being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is using reasonable and supportable macroeconomic indicators such as economic growth rates, interest rates, market index rates, etc., in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

-	Development of prediction models by analyzing the correlation between default rates of corporate and retail exposures by year and macroeconomic indicators by year.

-

Calculation of predicted default rate incorporating future economic forecasts (1 year after) by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office.

-

If the derived default rate is higher than a certain level of the applicable default rate for the year, the increase rate is reflected in the application estimate for the year as the adjustment factor for the future economic outlook.

iv)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused loan commitment.

The maximum exposure to credit risk as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Loans and other financial assets at amortized cost	Korean treasury and government agencies	9,704,125	14,776,596
	Banks	18,725,380	17,147,119
	Corporates	107,185,408	99,503,081
	Consumers	164,759,862	150,774,306

	Sub-total	300,374,775	282,201,102

Financial assets at FVTPL (*1)	Due from banks	48,796	27,901
	Debt securities	1,321,160	1,298,105
	Loans	9,698	9,037
	Derivative assets	6,908,521	2,921,221

	Sub-total	8,288,175	4,256,264

Financial assets at FVTOCI	Debt securities	28,948,141	26,779,977
Securities at amortized cost	Debt securities	17,020,839	20,320,539
Derivative assets	Derivative assets (designated for hedging)	174,820	111,764
Off-balance accounts	Guarantees (*2)	11,672,101	12,618,918
	Loan commitments	74,944,921	70,303,900

	Sub-total	86,617,022	82,922,818

Total		441,423,772	416,592,464

(*1)	Financial instruments available for put are not included.
(*2)	Those guarantees include financial guarantees of 4,026,027 million Won and 4,317,969 million Won as of December 31, 2020 and 2019, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	276,485,534	4,356,732	3,988,305	1,990,490	1,404,669	12,149,045	300,374,775
Securities at amortized cost	16,749,531	—	110,597	—	—	160,711	17,020,839
Financial assets at FVTPL	4,740,869	1,414	1,083,096	493,285	480,760	1,488,751	8,288,175
Financial assets at FVTOCI	25,966,333	608,893	1,092,636	5	5,460	1,274,814	28,948,141
Derivative assets (designated for hedging)	—	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	82,417,955	1,393,734	399,678	38,389	41,378	2,325,888	86,617,022

Total	406,360,222	6,360,773	6,839,770	2,525,909	1,932,267	17,404,831	441,423,772

	December 31, 2019
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	256,824,697	5,107,935	5,077,666	1,844,374	1,172,209	12,174,221	282,201,102
Securities at amortized cost	20,104,604	—	66,747	—	—	149,188	20,320,539
Financial assets at FVTPL	4,255,159	381	—	—	724	—	4,256,264
Financial assets at FVTOCI	24,543,608	332,319	144,601	102,311	2	1,657,136	26,779,977
Derivative assets (designated for hedging)	111,764	—	—	—	—	—	111,764
Off-balance accounts	79,254,829	1,211,857	387,795	78,850	46,662	1,942,825	82,922,818

Total	385,094,661	6,652,492	5,676,809	2,025,535	1,219,597	15,923,370	416,592,464

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code. (Unit: Korean Won in millions):

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	55,158,444	35,132,276	33,320,891	2,920,288	160,613,868	13,229,008	300,374,775
Securities at amortized cost	492,172	6,691	8,926,909	302,225	—	7,292,842	17,020,839
Financial assets at FVTPL	261,080	197,820	6,889,960	31,106	14,619	893,590	8,288,175
Financial assets at FVTOCI	475,881	207,903	23,017,149	142,396	—	5,104,812	28,948,141
Derivative assets (Designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	16,670,508	20,542,917	12,817,188	3,702,436	28,371,134	4,512,839	86,617,022

Total	73,058,085	56,087,607	85,146,917	7,098,451	188,999,621	31,033,091	441,423,772

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	50,039,309	32,446,042	35,252,933	2,999,644	146,868,586	14,594,588	282,201,102
Securities at amortized cost	8,545,838	—	10,979,001	364,591	—	431,109	20,320,539
Financial assets at FVTPL	122,809	120,181	3,065,124	9,057	15,430	923,663	4,256,264
Financial assets at FVTOCI	85,609	139,098	18,968,457	—	9,241	7,577,572	26,779,977
Derivative assets (designated for hedging)	—	—	111,764	—	—	—	111,764
Off-balance accounts	15,679,156	22,883,535	10,105,862	3,678,937	23,774,589	6,800,739	82,922,818

Total	74,472,721	55,588,856	78,483,141	7,052,229	170,667,846	30,327,671	416,592,464

②

Details of financial instruments and corporate loans by industry as of December 31, 2020 that may have impact from the spread of the COVID-19 are as follows, and industries that will have impacts are subject to change based on future economy condition. (Unit : Korean Won in millions):

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Service business	Distribution business	General retail business	1,070,789	11,944	5,461	897,101	1,985,295
		General wholesale business	1,407,563	3,573	—	483,360	1,894,496
		Sub-total	2,478,352	15,517	5,461	1,380,461	3,879,791
		Accommodation business	1,525,157	9,305	5,471	152,059	1,691,992
		Travel business	59,858	—	—	21,350	81,208
		Arts, Sports and Leisure service	1,467,643	17,739	—	114,388	1,599,770
		Food business	1,078,832	2,515	—	135,680	1,217,027
		Transport business	395,873	461	8,752	193,578	598,664
		Education business	367,701	489	—	48,064	416,254
		Others	1,286,578	2,691	—	318,641	1,607,910
		Sub-total	8,659,994	48,717	19,684	2,364,221	11,092,616
Manufacturing		Textile	2,281,344	6,608	6,559	1,064,005	3,358,516
		Metal	1,390,290	47,903	—	1,581,887	3,020,080
		Non-metal	698,478	8,357	—	377,506	1,084,341
		Chemical	1,819,207	19,161	—	3,233,405	5,071,773
		Transportation	3,268,095	2,060	—	2,183,616	5,453,771
		Electronics	1,424,297	19,280	—	1,789,605	3,233,182
		Cosmetic	323,231	217	—	54,518	377,966
		Others	368,123	277	—	1,483,551	1,851,951
		Sub-total	11,573,065	103,863	6,559	11,768,093	23,451,580

	Total		20,233,059	152,580	26,243	14,132,314	34,544,196

v)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) is as follows (Unit: Korean Won in millions):

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	263,001,029	18,824,782	9,609,894	9,213,656	1,197,719	301,847,080	(1,472,305)	300,374,775
Korean treasury and government agencies	9,653,295	1,061	52,279	—	—	9,706,635	(2,510)	9,704,125
Banks	18,533,350	105,890	75,876	—	25,598	18,740,714	(15,334)	18,725,380
Corporates	88,752,134	13,595,849	1,526,178	3,674,412	748,136	108,296,709	(1,111,301)	107,185,408
General business	59,717,733	8,928,667	1,201,507	2,530,906	546,599	72,925,412	(835,537)	72,089,875
Small- and medium-sized enterprise	24,530,914	4,479,993	324,671	1,076,691	178,388	30,590,657	(239,437)	30,351,220
Project financing and others	4,503,487	187,189	—	66,815	23,149	4,780,640	(36,327)	4,744,313
Consumers	146,062,250	5,121,982	7,955,561	5,539,244	423,985	165,103,022	(343,160)	164,759,862
Securities at amortized cost	17,025,405	—	—	—	—	17,025,405	(4,566)	17,020,839
Financial assets at FVTOCI (*3)	28,789,281	158,860	—	—	—	28,948,141	(9,631)	28,948,141

Total	308,815,715	18,983,642	9,609,894	9,213,656	1,197,719	347,820,626	(1,486,502)	346,343,755

	December 31, 2020
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	186,086,072	15,541,012	655,453	202,282,537
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,026,552	—	—	1,026,552
Corporates	61,837,551	3,854,348	376,484	66,068,383
General business	35,484,872	2,660,188	271,815	38,416,875
Small- and medium-sized enterprise	24,662,588	1,194,160	104,669	25,961,417
Project financing and others	1,690,091	—	—	1,690,091
Consumers	123,202,689	11,686,664	278,969	135,168,322
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	186,086,072	15,541,012	655,453	202,282,537

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	245,680,458	19,326,404	8,133,469	9,134,828	1,249,380	283,524,539	(1,323,437)	282,201,102
Korean treasury and government agencies	14,769,487	10,390	—	—	1	14,779,878	(3,282)	14,776,596
Banks	16,885,709	109,667	150,318	—	21,907	17,167,601	(20,482)	17,147,119
Corporates	81,111,077	15,049,095	446,679	3,068,152	771,893	100,446,896	(943,815)	99,503,081
General business	45,740,212	6,039,033	402,467	1,421,602	533,016	54,136,330	(643,530)	53,492,800
Small- and medium-sized enterprise	31,378,069	8,507,800	44,212	1,586,865	225,544	41,742,490	(276,815)	41,465,675
Project financing and others	3,992,796	502,262	—	59,685	13,333	4,568,076	(23,470)	4,544,606
Consumers	132,914,185	4,157,252	7,536,472	6,066,676	455,579	151,130,164	(355,858)	150,774,306
Securities at amortized cost	20,326,050	—	—	—	—	20,326,050	(5,511)	20,320,539
Financial assets at FVTOCI (*4)	26,669,417	110,560	—	—	—	26,779,977	(8,558)	26,779,977

Total	292,675,925	19,436,964	8,133,469	9,134,828	1,249,380	330,630,566	(1,337,506)	329,301,618

	December 31, 2020
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	169,438,540	14,451,806	681,699	184,572,045
Korean treasury and government agencies	—	—	—	—
Banks	612,200	2,028	—	614,228
Corporates	55,602,819	2,335,496	384,420	58,322,735
General business	22,291,349	1,023,766	240,771	23,555,886
Small- and medium-sized enterprise	31,517,538	1,311,730	143,649	32,972,917
Project financing and others	1,793,932	—	—	1,793,932
Consumers	113,223,521	12,114,282	297,279	125,635,082
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	169,438,540	14,451,806	681,699	184,572,045

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	10,130,128	1,269,902	11,101	190,835	70,135	11,672,101
Loan Commitments	69,617,012	3,256,125	1,500,125	571,659	—	74,944,921

Total	79,747,140	4,526,027	1,511,226	762,494	70,135	86,617,022

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	10,952,919	1,333,561	355	223,657	108,426	12,618,918
Loan commitments	65,582,464	2,865,739	1,270,212	566,983	18,502	70,303,900

Total	76,535,383	4,199,300	1,270,567	790,640	126,928	82,922,818

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

vi)	Collateral and other credit enhancements

There have been no significant decreases in the value of collateral or other credit enhancements held by the Group during the current year or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

vii)

Among the financial assets that have measured loan-loss allowance in terms of lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2020 and 2019 are 265,760 million Won and 18,735 million Won, respectively, with net losses recognized along with the changes 12,786 million Won and 82 million Won, respectively.

viii)

As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2020 and 2019 are 8,500,129 million Won and 8,362,692 million Won, respectively. In addition, the contractual non-recoverable amount of financial assets amortized for the year ended December 31, 2020, but still in the process of recovery is 390,854 million Won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

For trading activities and non-trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness. The process is called market risk management.

1)	Market risk management for trading activities

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and managing internal risk. The Value at Risk (VaR) methodology is used to manage and measure market risk.

The Group also uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, the Group performs a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

In addition, for crisis management, the Group performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

Each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit discriminated by managerial unit(group, department, team, risk element, etc.), and as for minor operating units, the limits are decided by position operating department up to given limit. Limit compliance is independently monitored by risk general department and periodically reported to risk management committee and risk management council.

The minimum, maximum and average VaR for the years ended December 30, 2020 and 2019, and the VaR as of December 31, 2020 and 2019, for each risk factor, are as follows (Unit: Korean Won in millions):

	December 31, 2020	For the year ended December 31, 2020			December 31, 2019	For the year ended December 31, 2019
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	6,815	7,959	15,065	2,427	5,052	3,406	5,725	1,176
Stock price	2,283	5,783	14,394	1,982	3,730	3,203	5,935	1,146
Foreign currencies	11,160	8,814	11,233	4,613	5,028	5,033	6,469	4,395
Commodity price	—	—	—	—	—	1	32	—
Diversification	(11,087)	(11,175)	(18,796)	(3,452)	(6,233)	(5,127)	(9,229)	(2,339)

Total VaR (*)	9,171	11,381	21,896	5,570	7,577	6,516	8,932	4,378

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence

2)	Market risk management for non-trading activities

For non-trading sectors of the Group, NII (Net Interest Income) and NPV (Net Present Value) simulations are operated through ALM (Asset Liability Management) system, and then, interest rate risks are managed and measured by various analysis methods such as calculating ΔNII(change in Net Interest Income) and ΔEVE(change in Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset. ΔNII represents a change in net interest income that may occur over a certain period (e.g., 1 year) due to unfavorable changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

Applying six scenarios of interest rate risk shocks (parallel increase and decrease, steepener, flattener and short-term interest rate increase and decrease), the interest rate risks of IRRBB (Interest Rate Risk in the Banking Book) are calculated. Based on the above six scenarios, the change in economic value of equity (ΔEVE) is measured, the maximum of which is the final ΔEVE. Also, applying two scenarios(parallel increase and decrease), Based on the two scenarios (parallel increase and decrease) likewise, the maximum is calculated as the final ΔNII.

For assets and liabilities as of December 31, 2020 and 2019 that include the Bank and consolidated trusts and subsidiaries of the Bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2020		December 31, 2019
ΔEVE(*1)	ΔNII(*2)	ΔEVE(*1)	ΔNII(*2)
634,596	66,138	490,981	162,023

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Group measures and manages risks arising from changes in interest rates due to the mismatch of maturity and interest rate condition between assets and liabilities. The principal and interest cash flow based on the date of interest rate revision on the interest-bearing assets and liabilities, which are the basis for the management of the interest rate risk in the Group’s non-trading position, are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	168,685,442	51,875,099	10,905,531	9,655,487	58,030,664	4,998,901	304,151,124
Financial assets at FVTPL	395,501	37	224	33	939	13,239	409,973
Financial assets at FVTOCI	4,344,718	3,339,086	3,751,882	2,915,238	14,648,033	473,124	29,472,081
Securities at amortized cost	1,372,094	1,471,309	933,715	1,869,352	11,080,632	1,018,002	17,745,104

Total	174,797,755	56,685,531	15,591,352	14,440,110	83,760,268	6,503,266	351,778,282

Liability:
Deposits due to customers	127,087,679	45,841,534	35,087,106	28,665,745	51,572,318	50,655	288,305,037
Borrowings	11,046,570	2,831,082	1,125,136	948,299	3,590,073	452,496	19,993,656
Debentures	1,998,575	2,147,939	2,785,291	2,097,571	11,748,493	2,079,903	22,857,772

Total	140,132,824	50,820,555	38,997,533	31,711,615	66,910,884	2,583,054	331,156,465

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	146,193,133	48,300,144	11,816,952	9,862,931	55,239,556	4,920,615	276,333,331
Financial assets at FVTPL	23,808	1,352	37	36	1,161	13,347	39,741
Financial assets at FVTOCI	5,404,435	5,486,008	3,450,669	3,174,789	9,366,714	309,364	27,191,979
Securities at amortized cost	1,844,868	1,696,004	738,383	1,409,549	14,869,227	858,142	21,416,173

Total	153,466,244	55,483,508	16,006,041	14,447,305	79,476,658	6,101,468	324,981,224

Liability:
Deposits due to customers	115,999,212	46,176,835	32,506,154	26,207,212	42,787,093	59,305	263,735,811
Borrowings	11,716,603	1,910,759	1,048,991	706,952	3,230,108	509,359	19,122,772
Debentures	1,775,711	2,326,926	2,770,855	2,002,444	13,872,930	1,487,529	24,236,395

Total	129,491,526	50,414,520	36,326,000	28,916,608	59,890,131	2,056,193	307,094,978

3)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of December 30, 2020 and 2019 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,582	6,073,074	22,831	240,696	4,579	764,556	115	154,154	497,358	7,729,838
	Loans and other financial assets at amortized cost	21,687	23,595,781	175,031	1,845,266	24,230	4,045,422	2,001	2,678,377	4,827,460	36,992,306
	Financial assets at FVTPL	259	282,166	19,957	210,399	—	—	248	332,182	88,745	913,492
	Financial assets at FVTOCI	2,741	2,981,832	—	—	2,601	434,258	37	49,789	565,893	4,031,772
	Securities at amortized cost	319	347,570	—	—	—	—	34	45,197	115,534	508,301

	Total	30,588	33,280,423	217,819	2,296,361	31,410	5,244,236	2,435	3,259,699	6,094,990	50,175,709

Liability	Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
	Deposits due to customers	16,664	18,130,448	220,170	2,321,162	26,733	4,463,300	1,532	2,050,400	3,440,993	30,406,303
	Borrowings	5,657	6,154,464	50,679	534,289	—	—	590	789,956	697,234	8,175,943
	Debentures	3,273	3,561,200	—	—	—	—	—	—	388,800	3,950,000
	Other financial liabilities	2,378	2,586,897	9,160	96,573	1,853	309,303	64	85,553	192,481	3,270,807

	Total	28,398	30,896,687	294,502	3,104,816	28,586	4,772,603	2,344	3,137,434	4,834,937	46,746,477

Off-balance accounts		6,741	7,333,697	24,992	263,478	3,007	502,106	533	712,846	501,077	9,313,204

		December 31, 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	22,869	26,477,960	150,462	1,600,140	31,392	5,202,952	2,258	2,929,311	5,243,487	41,453,850
	Financial assets at FVTPL	157	181,600	5,322	56,602	—	—	105	135,827	62,813	436,842
	Financial assets at FVTOCI	2,675	3,097,614	—	—	2,005	332,319	25	33,017	406,753	3,869,703
	Securities at amortized cost	319	369,677	—	—	—	—	40	52,139	97,092	518,908

	Total	26,020	30,126,851	155,784	1,656,742	33,397	5,535,271	2,428	3,150,294	5,810,145	46,279,303

Liability	Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
	Deposits due to customers	13,208	15,291,671	166,108	1,766,526	27,739	4,597,467	1,727	2,240,884	3,245,229	27,141,777
	Borrowings	6,588	7,627,665	11,061	117,634	17	2,743	515	668,060	499,046	8,915,148
	Debentures	3,519	4,074,200	—	—	—	—	105	136,230	96,646	4,307,076
	Other financial liabilities	2,966	3,434,559	11,240	119,529	3,079	510,281	359	466,240	6,473	4,537,082

	Total	26,532	30,719,197	192,824	2,050,646	30,835	5,110,491	2,774	3,599,190	3,931,184	45,410,708

Off-balance accounts		6,550	7,583,651	34,316	364,946	4,525	749,973	560	726,323	459,726	9,884,619

(3)	Liquidity risk

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The entire assets and liabilities within the financial statements and also off-balance sheet account that can generate cash-flow are subject to the liquidity risk management.

1)	Liquidity risk management

a)	Basel III regulatory response

Through the standard ALM system, liquidity risks are managed by dividing them into short-term (liquidity coverage ratio, within one month) and mid- to long-term (net stabilization fund procurement ratio, over one year). Daily Liquidity Coverage Ratio(LCR) and quarterly Net Stable Funding Ratio(NSFR) are calculated and monitored, and relevant information is provided in accordance with the disclosure standards of the Basel Committee on Banking Supervision (BCBS).

b)	Analysis of financing and operation status by maturity

As assets and liabilities are grouped into ALM account (COA; Chart of account) according to their account characteristics, and the gap ratio is identified through cash flow reports by various time and segment (e.g., by remaining period, contract period, etc.), the Group manages the liquidity risk by keeping the target ratio (limited) set this year. In addition, the Group established and manages the target ratio of bias management for specific funding sources that are highly likely to leave. The Group also provides a function through daily ALM system to search relevant maturity report by business group so that related departments (e.g., the Financial Planning Department, the Fund Department, each business group, etc.) can identify liquidity risk management indicators and status.

c)	Establishment and implementation of Contingency plan

Various inspection items related to liquidity risk are monitored on a daily or weekly basis by establishing and regularly inspecting the preceding Contingency Plan in order to effectively cope with the risk of capital outflow and procurement due to rapid and unexpected changes in market conditions. In addition, the Group has strengthened monitoring related to foreign currency liquidity by operating a foreign currency liquidity plan separately from January 2012.

-	Inspection items related to liquidity risk on the Contingency Plan checklist

∎	The amount of Won/foreign currency funds and shortages

∎	Liquidity coverage ratio (monthly average balance, daily balance)

∎	The amount of deposits and withdrawals (saving deposit in Korean Won, depository)

∎	Overdraft limit exhaustion rate

∎	Percentage of reduction in the balance of deferred receipts

∎	Percentage of fund bias by subject and period

∎	Won and foreign currency funding spread

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	3,735	991	—	—	—	68,909
Deposits due to customers	190,405,551	33,851,699	24,910,324	30,520,751	8,929,176	1,793,143	290,410,644
Borrowings	9,538,815	2,522,809	1,712,897	1,865,217	3,939,324	463,376	20,042,438
Debentures	1,998,575	2,147,939	2,785,291	2,097,571	11,748,493	2,080,105	22,857,974
Lease liabilities	49,411	41,089	38,371	31,831	186,348	34,780	381,830
Other financial liabilities	7,272,322	45,547	193	384	47,523	2,124,557	9,490,526

Total	209,328,857	38,612,818	29,448,067	34,515,754	24,850,864	6,495,961	343,252,321

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	165,400,761	37,167,838	24,506,399	30,749,525	6,590,119	1,877,594	266,292,236
Borrowings	8,207,571	2,948,384	2,162,846	1,880,424	3,647,461	520,937	19,367,623
Debentures	1,775,711	2,326,926	2,770,855	2,002,444	13,872,930	1,487,529	24,236,395
Lease liabilities	43,226	40,097	34,940	31,939	212,858	40,698	403,758
Other financial liabilities	10,237,132	50,758	116,798	8,198	7,288	2,660,368	13,080,542

Total	185,779,557	42,534,003	29,591,838	34,672,530	24,330,656	6,587,126	323,495,710

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	—	—	—	—	—	68,909
Deposits due to customers	198,676,778	35,414,497	23,621,317	24,854,216	7,280,550	105,413	289,952,771
Borrowings	9,538,815	2,522,809	1,712,897	1,865,217	3,939,324	463,376	20,042,438
Debentures	1,998,575	2,147,939	2,785,291	2,097,571	11,748,493	2,080,105	22,857,974
Lease liabilities	49,411	41,431	38,511	32,144	193,360	36,950	391,807
Other financial liabilities	7,272,322	45,547	193	384	47,523	2,124,557	9,490,526

Total	217,604,810	40,172,223	28,158,209	28,849,532	23,209,250	4,810,401	342,804,425

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	174,235,496	38,690,463	23,520,964	23,618,431	5,547,232	150,234	265,762,820
Borrowings	8,207,571	2,948,384	2,162,846	1,880,424	3,647,461	520,937	19,367,623
Debentures	1,775,711	2,326,926	2,770,855	2,002,444	13,872,930	1,487,529	24,236,395
Lease liabilities	43,226	40,097	34,940	31,939	212,858	40,698	403,758
Other financial liabilities	10,237,132	50,758	116,798	8,198	7,288	2,660,368	13,080,542

Total	194,614,292	44,056,628	28,606,403	27,541,436	23,287,769	4,859,766	322,966,294

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2020 and 2019 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2020	Cash flow hedge	255	(302)	233	(287)	126	—	25
	Trading	6,460,162	—	—	—	—	—	6,460,162
December 31, 2019	Cash flow hedge	3	3	3	3	31	—	43
	Trading	2,841,138	—	—	—	—	—	2,841,138

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Guarantees	11,672,101	12,618,918
Loan commitments	74,944,921	70,303,900
Other	5,089,094	3,204,654

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions starting December 2005.

In addition, based on the objectivity of the overall operation risk management system through self-compliance validation and independent third-party inspection, the Bank obtained the approval of the Financial Supervisory Service for the use of Advanced Measurement Approaches (“AMA”) in June 2009 and has applied the method since June 30, 2009.

In July 2016, the operation risk capital calculation and operation risk management were elaborated through the advancement project of operation risk management, and a joint project has been being performed with Woori Financial Group since January 2020 for compliance with the new Basel III global regulation, which will be implemented from 2023.

a)	Strategy and procedures for operation risk management

The Bank carries out operational risk management according to eight management implementation systems: Risk Self Assessment(RSA), Key Risk Indicators (KRI), early warning system, loss case management, risk capital measurement, monitoring and reporting, cultural diffusion, and countermeasures. Operational risk management follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

b)	Operational Risk Management Organization, Structure and Function

The Bank has 3 line of defense for operational risk management.

-

First line of defense : Self-operation risk management of unit business units (person in charge of business affairs, person in charge of risk management at each branch, head of each branch, and head of the group)

-

Second line of defense : Proactive operation risk management of the operational risk management organization (Risk General Division, Risk Management Group, Risk Management Council, Risk Management Committee) and validate the adequacy of model validation team (Risk management group)

-	Third line of defense : Independent third-party inspection of the inspection office (inspection office, standing auditor, audit committee)

c)	Status of Operational Risk Reporting System and Measurement System

The Bank has been performing operation risk capital calculation, monitoring, and reporting based on RSA/KRI/loss/response management, cultural diffusion, scenario evaluation, and advanced measurement methods through the operation risk management system established since December 2005.

d)	Policies for reducing or hedging operational risks

In order to effectively control risks and establish mitigation policies, the Bank establishes policies for modifying operational risk profiles, selecting policies for acceptance levels, and establishing policies for performance management. In addition, the Bank carries out activities for strengthening control of each module (RSA, KRI, loss) and process improvement based on the relevant criteria, and utilizes them for risk identification and control mitigation activities through analysis of the collected loss data.

e)	Persistent operational risk monitoring strategies and procedures

The Bank conducts monitoring of the progress of the response measures established for controlling and reducing operational risks to review the appropriateness and make remediation if necessary. In addition, the results are used for management activities of operational risks such as adding or modifying RSA/KRI/control activities.

f)	Method of evaluating capital adequacy of operational risks

The Bank evaluates capital adequacy by comparing operational risk capital requirements with BIS-based equity capital, and utilizes the evaluation results for daily management and decision-making, such as limit management and performance evaluation.

2)	Management methods by assessment and measurement methods

a)	Means of management

Risk Self Assessment (RSA) : Risk assessment (RSA) is a series of risk management activities that identify and evaluate important operational risks and control activities for them and remove or improve risks through countermeasures. This is done for all branches of the Bank.

Key Risk Indicator (KRI) : Key Risk Indicator (KRI) is used to identify and monitor risks and to observe trends in operational risks.

Loss data: The Bank establishes a system for collecting and managing internal loss data by operational risk management system. In addition, the Group receives the Korea Operational Risk Data Exchange Committee (KOREC) as external loss data and use it for scenario evaluation and risk identification.

Scenario Analysis: Because of the nature of the operational risk, it is difficult to apply statistical methods due to the lack of accumulated loss data, so the Bank predicts the potential losses and the number of annual occurrences of future operational risk losses based on various information such as internal data, external data, and opinions of experts in each department store.

Business Continuity Plan (BCP): The Bank establishes BCP plans that are divided into organization, risk assessment, business impact analysis, alternative business sites, and mock training so that banks can recover/re-open key business sectors in response to business disruptions caused by disasters and disasters.

b)	Measurement Method

The Bank measures the capital volume of the operation risk by applying the advanced measurement method and the subsidiary based on the consolidated basis applies the basic index method.

The Basic Indicators Act calculates 15% of the Bank’s total profits as operating risk capital.

Advanced measurement method induces total annual loss distribution through integrated loss distribution method combining loss data and scenarios, and calculates the value equivalent to 99.9 percent per centile as operational risk capital.

Based on Basel II standards, the Bank sets the 9X7 matrix as an operational risk capital measurement unit by adding the ‘support’ area corresponding to the common business of the Bank, and calculates all four basic elements (internal data, external data, scenarios, business environment, and internal control factors) of the measurement of operational risk capital.

The Bank does not use insurance to reduce operational risk capital.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 8.00%, a Tier 1 capital ratio of 9.50% and a minimum total capital ratio of 11.5% as of December 31, 2020 and December 31, 2019, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020 (*)	December 31, 2020
Tier 1 capital	19,154,953	17,321,301
Other Tier 1 capital	2,751,655	3,466,009
Tier 2 capital	3,362,464	3,526,902

Total risk-adjusted capital	25,269,072	24,314,212

Risk-weighted assets for credit risk	129,211,525	139,043,544
Risk-weighted assets for market risk	4,459,248	2,706,955
Risk-weighted assets for operational risk	12,084,622	9,197,928
Additional capital under capital floor	—	6,941,108

Total risk-weighted assets	145,755,395	157,889,535

Common Equity Tier 1 ratio	13.14%	10.97%

Tier 1 capital ratio	15.03%	13.17%

Total capital ratio	17.34%	15.40%

(*)	Tier 1 capital ratio as of December 31, 2020 is the estimation.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit card: Credit card, cash service and card loan, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income(expense)	1,529,961	1,794,617	(4,668)	82,469	1,196,614	4,598,993	692,124	5,291,117
Interest income	3,394,134	3,046,061	138,643	(482)	1,656,578	8,234,934	314,289	8,549,223
Interest expense	(971,474)	(1,758,671)	—	—	(905,796)	(3,635,941)	377,835	(3,258,106)
Inter-segment	(892,699)	507,227	(143,311)	82,951	445,832	—	—	—
Net non-interest income(expense)	472,367	542,750	252,273	62,893	69,996	1,400,279	(683,409)	716,870
Non-interest income	451,383	591,139	335,810	17,174,355	(280,834)	18,271,853	(16,579,888)	1,691,965
Non-interest expense	(51,213)	(115,169)	(83,537)	(17,111,462)	489,807	(16,871,574)	15,896,479	(975,095)
Inter-segment	72,197	66,780	—	—	(138,977)	—	—	—
Other income(expense)	(1,891,468)	(1,385,878)	(26,188)	(25,159)	(704,923)	(4,033,616)	(48,679)	(4,082,295)
Administrative expense	(1,824,624)	(972,462)	(22,243)	(22,958)	(678,472)	(3,520,759)	(26,282)	(3,547,041)
Impairment losses due to credit loss and others	(66,844)	(413,416)	(3,945)	(2,201)	(26,451)	(512,857)	(22,397)	(535,254)

Operating income	110,860	951,489	221,417	120,203	561,687	1,965,656	(39,964)	1,925,692
Non-operating income(expense)	(234,354)	(424)	212,028	—	(22,530)	(45,280)	(92,422)	(137,702)

Net income before income tax expense	(123,494)	951,065	433,445	120,203	539,157	1,920,376	(132,386)	1,787,990
Income tax expense	33,961	(271,831)	(119,198)	(33,056)	(47,136)	(437,260)	19,575	(417,685)

Net income	(89,533)	679,234	314,247	87,147	492,021	1,483,116	(112,811)	1,370,305

(*)	Adjustments were made to present profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2019
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit cards	Headquarters/ others	Sub-total	Adjustments (*)	Discontinued Operations	Continuing Operations
Net interest income	1,755,323	1,985,289	(21,820)	70,373	364,519	844,816	4,998,500	682,757	364,561	5,316,696
Interest income	3,782,031	3,648,980	152,368	6,635	481,074	1,845,680	9,916,768	376,493	480,723	9,812,538
Interest expense	(1,158,128)	(2,549,507)	—	—	(116,555)	(1,094,078)	(4,918,268)	306,264	(116,162)	(4,495,842)
Inter-segment	(868,580)	885,816	(174,188)	63,738	—	93,214	—	—	—	—
Net non-interest income	633,501	614,864	202,623	86,417	26,283	2,093	1,565,781	(565,604)	112,867	887,310
Non-interest income	541,013	662,186	283,304	9,963,528	470,233	(23,976)	11,896,288	(10,138,668)	397,639	1,359,981
Non-interest expense	(34,268)	(119,374)	(80,681)	(9,877,111)	(443,950)	224,877	(10,330,507)	9,573,064	(284,772)	(472,671)
Inter-segment	126,756	72,052	—	—	—	(198,808)	—	—	—	—
Other expense	(1,952,377)	(925,856)	(11,243)	(23,080)	(293,326)	(574,719)	(3,780,601)	(124,864)	(293,076)	(3,612,389)
Administrative expenses	(1,872,196)	(913,239)	(20,586)	(22,902)	(120,774)	(626,447)	(3,576,144)	(38,520)	(120,524)	(3,494,140)
Impairment losses due to credit loss and others	(80,181)	(12,617)	9,343	(178)	(172,552)	51,728	(204,457)	(86,344)	(172,552)	(118,249)

Operating income	436,447	1,674,297	169,560	133,710	97,476	272,190	2,783,680	(7,711)	184,352	2,591,617
Non-operating income (expense)	(99,015)	(23,843)	41,754	(9,453)	15,725	(14,826)	(89,658)	(486,834)	(628,635)	52,143

Net income before income tax expense	337,432	1,650,454	211,314	124,257	113,201	257,364	2,694,022	(494,545)	(444,283)	2,643,760
Income tax expense	(92,794)	(447,731)	(58,111)	(34,171)	(27,164)	16,555	(643,416)	(28,996)	(27,164)	(645,248)

Net income	244,638	1,202,723	153,203	90,086	86,037	273,919	2,050,606	(523,541)	(471,447)	1,998,512

(*)	Adjustments were made for the presentation of profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2020 and 2019 amounted to 9,049,857 million Won and 10,702,487 million Won, respectively, and revenue from the foreign customers amounted to 1,191,331 million Won and 1,348,394 million Won, respectively. Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2020 and 2019 are 4,364,798 million Won and 4,509,131 million Won, respectively, and foreign subsidiaries are 358,844 million Won and 386,495 million Won, respectively.

(4)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2020 and 2019, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Cash	1,610,363	1,957,984
Foreign currencies	514,483	625,986
Demand deposits	7,080,427	3,518,505
Time deposits	161,169	59,554

Total	9,366,442	6,162,029

(2)	Among the investing and financing activities, significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	67,340	(29,376)
Changes in other comprehensive income of investment stocks by equity method	(2,251)	373
Changes from investment assets of associates to financial assets at FVTOCI	3,923	—
Changes in other comprehensive income of foreign operations translation	(154,100)	102,085
Changes in other comprehensive income related to valuation of cash flow hedge	43	(1,740)
Changes in financial assets at FVTOCI as a result of debt-equity swap	3,610	96,527
Changes in investment assets of associates due to held for sale	50,411	—
Changes in unpaid dividends of hybrid equity securities	—	(22,269)
Reclassify premises and equipment to assets held for sale	—	95
Reclassify investment property to premises and equipment	22,742	3,273
Increase in the right-of-use assets and lease liabilities	203,106	624,306

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
			Not involving cash inflows and outflows			December 31, 2020
	January 1, 2020	Cash flow	Foreign Exchange	Variation of gains on valuation of hedged items	Others
Borrowings	18,575,566	1,910,997	(586,214)	—	(93)	19,900,256
Debentures	22,834,408	(827,183)	(212,587)	58,861	13,268	21,866,767
Lease liabilities	388,609	(192,053)	(5,141)	—	188,566	379,981
Rental deposit	49,057	3,979	—	—	—	53,036

Total	41,847,640	895,740	(803,942)	58,861	201,741	42,200,040

	For the year ended December 31, 2019
			Not involving cash inflows and outflows
	January 1, 2019	Cash flow	Foreign Exchange	Variation of gains on valuation of hedged items	Others	December 31, 2019
Borrowings	16,202,986	2,843,408	(281,312)	—	(189,516)	18,575,566
Debentures	28,725,862	762,422	124,472	85,983	(6,864,331)	22,834,408
Lease liabilities (*)	382,439	(213,329)	375	—	219,124	388,609
Rental deposit	17,444	16,960	—	—	14,653	49,057

Total	45,328,731	3,409,461	(156,465)	85,983	(6,820,070)	41,847,640

(*)	The amount of lease liability at the beginning of the current in applying Korean IFRS 1116 is reflected.

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Financial assets at fair value through profit or loss mandatorily measured at fair value	12,402,450	6,672,557

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deposits:
Gold banking asset	48,796	27,901
Securities:
Debt securities
Korean treasury and government agencies	423,714	521,600
Financial institutions	533,558	390,340
Corporates	353,888	306,165
Others	10,000	80,000
Equity securities	443,863	634,052
Capital contributions	652,733	483,199
Beneficiary certificates	2,932,700	1,299,042
Others	84,979	—

Sub-total	5,435,435	3,714,398

Loans	9,698	9,037
Derivatives assets	6,908,521	2,921,221

Total	12,402,450	6,672,557

(3)	There are no financial assets at fair value through profit or loss owned by the Group as of December 31, 2020 and 2019.

8.	FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

(1)	Details of financial assets at FVTOCI as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Debt securities:
Korean treasury and government agencies	2,922,198	1,152,711
Financial institutions	17,996,660	17,769,924
Corporates	3,896,744	3,906,957
Bonds denominated in foreign currencies	3,893,879	3,869,648
Securities loaned	100,345	80,737
Mortgage-backed debt securities	138,315	—

Sub-total	28,948,141	26,779,977

Equity securities	1,004,500	848,730

Total	29,952,641	27,628,707

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2020	December 31, 2019	Remarks
Investment for strategic business partnership purpose	703,358	593,242
Debt-equity swap	301,101	255,444
Others	41	44	Cooperative insurance, etc.

Total	1,004,500	848,730

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,558)	—	—	(8,558)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of credit losses	(1,529)	—	—	(1,529)
Disposal	754	—	—	754
Others (*)	(298)	—	—	(298)

Ending balance	(9,631)	—	—	(9,631)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	62	(62)	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of credit losses (*1)	(3,276)	235	—	(3,041)
Disposal	476	—	—	476
Changes in consolidated scope	157	65	—	222
Others (*2)	(38)	—	—	(38)

Ending balance	(8,558)	—	—	(8,558)

(*1)	Profit or loss from discontinued operations are included.
(*2)	Others consists of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,779,977	—	—	26,779,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	22,970,010	—	—	22,970,010
Disposal / Recovery	(20,514,892)	—	—	(20,514,892)
Gain (loss) on valuation	17,957	—	—	17,957
Amortization based on effective interest method	(12,545)	—	—	(12,545)
Others (*)	(292,366)	—	—	(292,366)

Ending balance	28,948,141	—	—	28,948,141

(*)	Others consists of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	10,043	(10,043)	—	—
Transfer to lifetime expected credit losses	(5,116)	5,116	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	23,722,665	—	—	23,722,665
Disposal / Recovery	(14,132,724)	(10,088)	—	(14,142,812)
Gain (loss) on valuation	49,440	(113)	—	49,327
Amortization based on effective interest method	14,641	—	—	14,641
Changes in consolidated scope	(35,636)	(10,025)	—	(45,661)
Others (*)	69,568	—	—	69,568

Ending balance	26,779,977	—	—	26,779,977

(*)	Others consists of foreign currencies translation, etc.

(4)

For the years ended December 31, 2020 and 2019, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 2,773 million Won and 34,841 million Won, respectively, and cumulative losses at disposal dates were 3,641 million Won and 38,995 million Won, respectively. For the year ended December 31, 2019, the Group sold its equity securities of Woori Financial Group. Inc. which were designated as FVTOCI to comply with the regulation on the acquisition of parent company shares by a subsidiary under business law, and its fair value at the time of disposal was 767,727 million Won, and the cumulative loss at the time of disposal was 23,782 million Won.

9.	SECURITIES AT AMORTIZED COST AND HTM FINANCIAL ASSETS

(1)	Details of securities at amortized cost as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Korean treasury and government agencies	6,947,495	8,044,040
Financial institutions	4,843,534	6,694,614
Corporates	4,726,075	5,068,489
Bonds denominated in foreign currencies	467,314	518,907
Mortgage-backed debt securities	40,987	—
Allowance for credit losses	(4,566)	(5,511)

Total	17,020,839	20,320,539

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of credit losses	934	—	—	934
Others (*)	11	—	—	11

Ending balance	(4,566)	—	—	(4,566)

(*)	Others consists of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of credit losses	1,415	—	—	1,415
Others (*)	(2)	—	—	(2)

Ending balance	(5,511)	—	—	(5,511)

(*)	Others consists of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,380,448	—	—	2,380,448
Disposal / Recovery	(5,659,365)	—	—	(5,659,365)
Amortization based on effective interest method	(396)	—	—	(396)
Others (*)	(21,332)	—	—	(21,332)

Ending balance	17,025,405	—	—	17,025,405

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,092,078	—	—	6,092,078
Disposal / Recovery	(8,709,947)	—	—	(8,709,947)
Amortization based on effective interest method	(3,286)	—	—	(3,286)
Others (*)	7,721	—	—	7,721

Ending balance	20,326,050	—	—	20,326,050

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST, AND LOANS AND RECEIVABLES

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2020 and loans and receivables as of December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Due from banks	9,639,557	14,395,746
Loans	283,901,470	260,175,673
Other financial assets	6,833,748	7,629,683

Total	300,374,775	282,201,102

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	6,519,226	11,028,850
Due from depository banks	2	40,000
Due from non-depository financial institutions	266	378
Others	39,255	39,139
Loss allowance	(1,573)	(2,591)

Sub-total	6,557,176	11,105,776

Due from banks in foreign currencies:
Due from banks on demand	1,608,126	1,122,521
Due from banks on time	296,489	1,296,842
Others	1,180,556	872,603
Loss allowance	(2,790)	(1,996)

Sub-total	3,082,381	3,289,970

Total	9,639,557	14,395,746

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,519,226	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	39,255	Central counterparty KRW margin and others

Sub-total		6,558,481

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,544,492	Reserve deposits under the BOK Act and others
Due from banks on time	National bank Cambodia	54	Reserve deposits and others
Others	Korea Investment & Securities and others	1,180,556	Overseas futures and options trade deposits and others

Sub-total		2,725,102

Total		9,283,583

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	11,028,850	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	39,136	Central counterparty KRW margin and others

Sub-total		11,067,986

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,103,917	Reserve deposits under the BOK Act and others
Due from banks on time	National bank Cambodia	58	Reserve deposits and others
Others	Korea Investment & Securities and others	872,603	Foreign margin deposit for future or option and others

Sub-total		1,976,578

Total		13,044,564

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,587)	—	—	(4,587)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	45	—	—	45
Others (*)	179	—	—	179

Ending balance	(4,363)	—	—	(4,363)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance (*1)	714	—	—	714
Others (*2)	(18)	—	—	(18)
Change in the scope of consolidation	104	—	—	104

Ending balance	(4,587)	—	—	(4,587)

(*1)	Discontinued operations are included
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,400,333	—	—	14,400,333
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	(4,756,085)	—	—	(4,756,085)
Others (*)	(328)	—	—	(328)

Ending balance	9,643,920	—	—	9,643,920

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,155,414	—	—	14,155,414
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	279,225	—	—	279,225
Others (*)	(9,217)	—	—	(9,217)
Change in the scope of consolidation	(25,089)	—	—	(25,089)

Ending balance	14,400,333	—	—	14,400,333

(*)	Others consist of foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Loans in local currency	241,355,519	219,910,121
Loans in foreign currencies (*)	20,023,586	18,514,913
Domestic banker’s usance	2,240,830	2,899,651
Credit card accounts	6,088	7,275
Bills bought in foreign currencies	5,763,427	4,772,093
Bills bought in local currency	46,150	16,012
Factoring receivables	25,017	20,737
Advances for customers on guarantees	16,193	12,616
Private placement bonds	109,685	152,489
Securitized loans	2,561,914	2,250,042
Call loans	2,352,034	3,290,167
Bonds purchased under resale agreements	10,145,749	8,981,752
Others	180	471
Loan origination costs and fees	656,995	600,560
Discounted present value	(252)	(886)
Allowance for credit losses	(1,401,645)	(1,252,340)

Total	283,901,470	260,175,673

(*)	As of December 31, 2020, 50,088 million Won of assets provided for collateral related to the bonds sold under repurchase agreements are included.

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(75,662)	(72,287)	(117,393)	(313,502)	(292,101)	(381,213)
Transfer to 12-month expected credit losses	(19,707)	18,926	781	(26,048)	22,330	3,718
Transfer to lifetime expected credit losses	7,744	(9,297)	1,553	18,940	(47,821)	28,881
Transfer to credit-impaired financial assets	1,386	3,756	(5,142)	3,050	8,764	(11,814)
Net reversal (provision) of loss allowance	10,088	(4,818)	(99,727)	3,720	(195,297)	(258,793)
Recovery	—	—	(66,060)	—	—	(61,533)
Write-off	—	—	163,796	—	—	236,988
Disposal	—	—	1,154	—	13	44,878
Unwinding effect	—	—	9,069	—	—	14,385
Others	758	119	780	10,754	1,836	38,467

Ending balance	(75,393)	(63,601)	(111,189)	(303,086)	(502,276)	(346,036)

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(182)	—	—	(389,346)	(364,388)	(498,606)
Transfer to 12-month expected credit losses	—	—	—	(45,755)	41,256	4,499
Transfer to lifetime expected credit losses	—	—	—	26,684	(57,118)	30,434
Transfer to credit-impaired financial assets	—	—	—	4,436	12,520	(16,956)
Net reversal (provision) of loss allowance	116	—	—	13,924	(200,115)	(358,520)
Recovery	—	—	—	—	—	(127,593)
Write-off	—	—	—	—	—	400,784
Disposal	—	—	—	—	13	46,032
Unwinding effect	—	—	—	—	—	23,454
Others	2	—	—	11,514	1,955	39,247

Ending balance	(64)	—	—	(378,543)	(565,877)	(457,225)

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(14,677)	13,904	773	(58,236)	49,585	8,651
Transfer to lifetime expected credit losses	14,057	(15,359)	1,302	12,019	(28,871)	16,852
Transfer to credit-impaired financial assets	1,946	7,957	(9,903)	3,128	17,760	(20,888)
Net reversal (provision) of loss allowance (*)	26,884	(37,570)	(146,733)	82,630	13,800	(77,389)
Recovery	—	—	(59,967)	—	—	(63,944)
Write-off	—	—	206,004	—	—	222,113
Disposal	—	—	2,763	—	1	42,095
Unwinding effect	—	—	9,647	—	—	17,903
Others	1,351	1,461	(3,604)	(16,572)	560	(322)
Changes in consolidated scope	9,286	5,688	12,231	11,840	4,683	1,389

Ending balance	(75,662)	(72,287)	(117,393)	(313,502)	(292,101)	(381,213)

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,295)	15,262	33	(88,208)	78,751	9,457
Transfer to lifetime expected credit losses	7,269	(7,557)	288	33,345	(51,787)	18,442
Transfer to credit-impaired financial assets	15,055	59,063	(74,118)	20,129	84,780	(104,909)
Net reversal (provision) of loss allowance (*)	(33,967)	(92,562)	(31,436)	75,547	(116,332)	(255,558)
Recovery	—	—	(29,035)	—	—	(152,946)
Write-off	—	—	138,944	—	—	567,061
Disposal	—	—	—	—	1	44,858
Unwinding effect	—	—	—	—	—	27,550
Others	22,730	30,379	(49,707)	7,509	32,400	(53,633)
Changes in consolidated scope	68,813	73,546	161,803	89,939	83,917	175,423

Ending balance	(182)	—	—	(389,346)	(364,388)	(498,606)

(*)	Discontinued operations are included

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,229,232	12,421,152	407,674	132,859,847	4,793,849	708,984
Transfer to 12-month expected credit losses	4,556,671	(4,544,610)	(12,061)	1,107,157	(1,093,851)	(13,306)
Transfer to lifetime expected credit losses	(5,287,550)	5,309,905	(22,355)	(3,904,017)	3,947,703	(43,686)
Transfer to credit-impaired financial assets	(82,121)	(101,354)	183,475	(343,444)	(107,309)	450,753
Write-off	—	—	(163,796)	—	—	(236,988)
Disposal	—	—	(50,776)	—	(398)	(156,975)
Net increase (decrease)	12,465,299	(1,240,245)	40,232	13,916,580	(626,383)	(70,261)

Ending balance	121,881,531	11,844,848	382,393	143,636,123	6,913,611	638,521

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,275	—	—	243,096,354	17,215,001	1,116,658
Transfer to 12-month expected credit losses	—	—	—	5,663,828	(5,638,461)	(25,367)
Transfer to lifetime expected credit losses	—	—	—	(9,191,567)	9,257,608	(66,041)
Transfer to credit-impaired financial assets	—	—	—	(425,565)	(208,663)	634,228
Write-off	—	—	—	—	—	(400,784)
Disposal	—	—	—	—	(398)	(207,751)
Net increase (decrease)	(1,187)	—	—	26,380,692	(1,866,628)	(30,029)

Ending balance	6,088	—	—	265,523,742	18,758,459	1,020,914

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	2,629,127	(2,616,892)	(12,235)	1,558,518	(1,547,948)	(10,570)
Transfer to lifetime expected credit losses	(8,234,138)	8,252,223	(18,085)	(2,291,629)	2,327,324	(35,695)
Transfer to credit-impaired financial assets	(147,287)	(103,303)	250,590	(252,066)	(142,763)	394,829
Write-off	—	—	(206,004)	—	—	(222,113)
Disposal	—	(55)	(67,924)	—	(70)	(161,318)
Net increase (decrease)	6,309,192	889,302	84,361	3,995,547	(777,088)	(270,008)
Changes in consolidated scope	(946,904)	(28,132)	(14,523)	(1,604,250)	(96,864)	(6,799)

Ending balance	110,229,232	12,421,152	407,674	132,859,847	4,793,849	708,984

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	286,975	(286,924)	(51)	4,474,620	(4,451,764)	(22,856)
Transfer to lifetime expected credit losses	(336,040)	336,410	(370)	(10,861,807)	10,915,957	(54,150)
Transfer to credit-impaired financial assets	(48,082)	(80,178)	128,260	(447,435)	(326,244)	773,679
Write-off	—	—	(138,944)	—	—	(567,061)
Disposal	—	—	—	—	(125)	(229,242)
Net increase (decrease)	247,532	(19,692)	62,345	10,552,271	92,522	(123,302)
Changes in consolidated scope	(7,004,954)	(932,388)	(260,229)	(9,556,108)	(1,057,384)	(281,551)

Ending balance	7,275	—	—	243,096,354	17,215,001	1,116,658

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Receivables	3,531,396	5,382,069
Accrued income	767,137	944,427
Telex and telephone subscription rights and refundable deposits	941,667	969,046
Other assets	1,659,845	400,651
Allowance for credit losses	(66,297)	(66,510)

Total	6,833,748	7,629,683

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,143)	(728)	(64,639)	(66,510)
Transfer to 12-month expected credit losses	(78)	68	10	—
Transfer to lifetime expected credit losses	58	(73)	15	—
Transfer to credit-impaired financial assets	12	58	(70)	—
Net provision of loss allowance	(76)	(1,646)	(1,546)	(3,268)
Write-off	—	—	1,558	1,558
Disposal	—	—	1,556	1,556
Other increase (*1)	355	2	10	367

Ending balance	(872)	(2,319)	(63,106)	(66,297)

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,250)	(1,971)	(62,501)	(67,722)
Transfer to 12-month expected credit losses	(216)	207	9	—
Transfer to lifetime expected credit losses	123	(157)	34	—
Transfer to credit-impaired financial assets	22	178	(200)	—
Net provision of loss allowance (*2)	619	12	(6,446)	(5,815)
Write-off	—	—	2,457	2,457
Disposal	—	—	1,685	1,685
Other decrease (*1)	(50)	(45)	(17)	(112)
Change in the scope of consolidation	1,609	1,048	340	2,997

Ending balance	(1,143)	(728)	(64,639)	(66,510)

(*1)	Other increases and decreases are changes due to debt-for-equity swaps, exchange rate fluctuations, etc.
(*2)	Discontinued operations are included.

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,510,175	53,296	132,722	7,696,193
Transfer to 12-month expected credit losses	7,245	(7,226)	(19)	—
Transfer to lifetime expected credit losses	(12,958)	12,976	(18)	—
Transfer to credit-impaired financial assets	(828)	(631)	1,459	—
Write-off	—	—	(1,558)	(1,558)
Disposal	—	—	(1,802)	(1,802)
Net increase (decrease)	(845,485)	6,676	46,021	(792,788)

Ending balance	6,658,149	65,091	176,805	6,900,045

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,445,893	28,193	72,007	7,546,093
Transfer to 12-month expected credit losses	8,333	(8,317)	(16)	—
Transfer to lifetime expected credit losses	(18,019)	18,082	(63)	—
Transfer to credit-impaired financial assets	(1,031)	(1,046)	2,077	—
Write-off	—	—	(2,457)	(2,457)
Disposal	—	—	(2,212)	(2,212)
Net increase (decrease)	597,769	24,355	63,804	685,928
Change in the scope of consolidation	(522,770)	(7,971)	(418)	(531,159)

Ending balance	7,510,175	53,296	132,722	7,696,193

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Group maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation techniques. Fair value of the Group is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions)

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	48,796	—	—	48,796
Debt securities	313,611	1,007,549	—	1,321,160
Equity securities	34,258	—	409,605	443,863
Capital contributions	—	—	652,733	652,733
Beneficiary certificates	2,181	892,278	2,038,241	2,932,700
Loans	—	—	9,698	9,698
Derivative assets	18,416	6,883,429	6,676	6,908,521
Others	—	—	84,979	84,979

Sub-total	417,262	8,783,256	3,201,932	12,402,450

Financial assets at FVTOCI
Debt securities	3,092,237	25,855,904	—	28,948,141
Equity securities	510,073	—	494,427	1,004,500

Sub-total	3,602,310	25,855,904	494,427	29,952,641

Derivative assets (designated for hedging)	—	174,820	—	174,820

Total	4,019,572	34,813,980	3,696,359	42,529,911

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities	6,024	6,434,063	20,075	6,460,162

Sub-total	55,303	6,434,063	20,075	6,509,441

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	19,631	19,631
Derivative liability (designated for hedging)	—	28	—	28

Total	55,303	6,434,091	39,706	6,529,100

	December 31, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	27,901	—	—	27,901
Debt securities	400,611	897,494	—	1,298,105
Equity securities	157,246	—	476,806	634,052
Capital contributions	—	—	483,199	483,199
Beneficiary certificates	1	31,841	1,267,200	1,299,042
Loans	—	—	9,037	9,037
Derivative assets	3,057	2,893,116	25,048	2,921,221

Sub-total	588,816	3,822,451	2,261,290	6,672,557

Financial assets at FVTOCI
Debt securities	2,146,163	24,553,077	—	26,699,240
Equity securities	441,672	—	407,058	848,730
Securities loaned	—	80,737	—	80,737

Sub-total	2,587,835	24,633,814	407,058	27,628,707

Derivative assets (designated for hedging)	—	111,764	—	111,764

Total	3,176,651	28,568,029	2,668,348	34,413,028

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	27,530	—	—	27,530
Derivative liabilities	4,336	2,764,763	72,039	2,841,138

Sub-total	31,866	2,764,763	72,039	2,868,668

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	87,626	87,626
Derivative liabilities (designated for hedging)	—	43	—	43

Total	31,866	2,764,806	159,665	2,956,337

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities measured at fair value, financial assets and liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

①	Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2020 and 2019 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate, Credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured at Net asset value.	Values of underlying assets such as bonds

Derivatives	The fair value is measured through option model(Closed Form), DCF Model, FDM, Monte Carlo Simulation and etc.	Discount rate, Values of underlying assets such as foreign exchange rate and stock prices, Volatility, etc.

②	Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2020 and 2019 are as follows:

	Valuation methods	Input variables
Loans	The fair value of loans is measured by the Binomial tree and LSMC given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, Credit spread

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, and LSMC, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market risk premium, Corporate Beta, Stock price, Volatility of underlying assets, etc.

Derivatives	Fair value is measured by models such as option model(Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, Values of underlying assets such as foreign exchange rate and Stock prices, Volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Values of underlying assets, Discount rate, Dividend, Volatility, Correlation coefficient and Foreign exchange rate, etc.

Others	Fair value is measured by models such as income approach and LSMC, etc.	Stock price, Volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree		Stock price, Volatility of underlying asset	22.84%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock price, Volatility of underlying asset	18.99%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46%~131.47%	Variation of fair value increases as volatility of underlying asset increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying asset Increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46%~131.47%	Variation of fair value increases as volatility of underlying asset increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying asset increases.
Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient	0.48~0.60	Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.
			Volatility of underlying asset	27.59%~49.29%
Equity securities, capital contributions and Beneficiary certificates	LSMC		Stock price, Volatility of underlying asset	18.99%~26.45%	Variation of fair value increases as volatility of underlying asset increases.
	DCF and Others		Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Discount rate	5.83%~34.63%	Fair value increases as discount rate decreases.
			Variation of property disposal price	0.00%	Fair value increases as disposal price increase.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Income approach		Discount rate	12.69%	Fair value increases as discount rate increases.
			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
	LSMC		Stock price, Volatility of underlying asset	17.61%~26.45%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	January 1, 2020	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposal/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2020
Financial assets:
Financial assets at FVTPL
Equity securities	412,926	(7,001)	—	4,338	(690)	32	409,605
Capital contributions	483,199	24,005	—	181,535	(36,006)	—	652,733
Beneficiary certificates	1,267,200	(3,716)	—	991,870	(217,113)	—	2,038,241
Loans	9,037	1,961	—	—	(1,300)	—	9,698
Derivative assets	25,048	9,458	—	8,305	(23,911)	(12,224)	6,676
Others	63,880	3,472	—	17,997	(370)	—	84,979

Sub-total	2,261,290	28,179	—	1,204,045	(279,390)	(12,192)	3,201,932

Financial assets at FVTOCI
Equity securities	407,058	—	5,724	81,836	(2,383)	2,192	494,427

Total	2,668,348	28,179	5,724	1,285,881	(281,773)	(10,000)	3,696,359

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	30,150	—	2,590	(66,171)	(18,533)	20,075
Financial liabilities designated at FVTPL
Equity-linked securities	87,626	665	—	—	(68,660)	—	19,631

Total	159,665	30,815	—	2,590	(134,831)	(18,533)	39,706

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 31,869 million Won for the year ended December 31, 2020, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed, the Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2019
	January 1, 2019	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	Changes in consolidated scope	December 31, 2019
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	8	—	2,000	(302)	—	(10,095)	—
Equity securities	401,860	58,309	—	73,851	(28,253)	—	(28,961)	476,806
Capital contributions	422,481	(13,364)	—	163,364	(65,947)	—	(23,335)	483,199
Beneficiary certificates	854,299	15,805	—	568,026	(140,966)	8,441	(38,405)	1,267,200
Loans	180,450	(696)	—	500	(46,269)	—	(124,948)	9,037
Derivative assets	48,798	16,935	—	1,115	(40,343)	(1,457)	—	25,048

Sub-total	1,916,277	76,997	—	808,856	(322,080)	6,984	(225,744)	2,261,290

Financial assets at FVTOCI
Equity securities	468,847	—	24,741	494	(307)	—	(86,717)	407,058

Total	2,385,124	76,997	24,741	809,350	(322,387)	6,984	(312,461)	2,668,348

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	84,033	—	(11,140)	(14,817)	(2,728)	—	72,039
Financial liabilities designated as at FVTPL
Equity-linked securities	164,767	33,237	—	1,810	(112,188)	—	—	87,626

Total	181,458	117,270	—	(9,330)	(127,005)	(2,728)	—	159,665

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 28,749 million Won for the year ended December 31, 2019, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

Sensitivity analysis of financial instruments is performed by classifying the effect of changes in unobservable inputs on changes in the value of financial instruments into favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable input, the below table presents the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) debt securities, equity securities, interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as profit or loss; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, 3,254,030 million won and 2,040,780 million won out of 3,736,065 million won and 2,828,015 million won of financial instruments classified as Level 3 as of December 31, 2020 and 2019 were excluded from the sensitivity disclosure as it is practically impossible to calculate sensitivity due to changes in input variables.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	December 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	110	(257)	—	—
Loans (*2)	58	(72)	—	—
Equity securities (*2) (*3) (*4)	7,101	(6,124)	—	—
Beneficiary certificates (*4)	1,403	(1,537)	—	—
Others (*2)	640	(547)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	13,469	(10,341)

Total	9,312	(8,537))	13,469	(10,341)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	516	(405)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	57	(45)	—	—

Total	573	(450)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-0.5~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

	December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	640	(935)	—	—
Loans(*2)	152	(128)	—	—
Equity securities (*2) (*3) (*4)	15,317	(10,361)	—	—
Beneficiary certificates (*4)	1,125	(1,125)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	19,547	(9,399)

Total	17,234	(12,549)	19,547	(9,399)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,054	(816)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	136	(142)	—	—

Total	1,190	(958)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,968,875	14,299,748	—	17,268,623	17,020,839
Loans and other financial assets at amortized cost	—	—	298,227,207	298,227,207	300,374,775
Financial liabilities:
Deposits due to customers	—	288,663,843	—	288,663,843	288,511,010
Borrowings	—	19,907,918	—	19,907,918	19,900,256
Debentures	—	22,171,354	—	22,171,354	21,866,767
Other financial liabilities	—	12,503,206	—	12,503,206	12,504,009

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,123,898	17,378,920	—	20,502,818	20,320,539
Loans and other financial assets at amortized cost	—	—	271,309,351	271,309,351	282,201,102
Financial liabilities:
Deposits due to customers	—	263,876,489	—	263,876,489	263,643,964
Borrowings	—	18,495,665	—	18,495,665	18,575,566
Debentures	—	23,062,891	—	23,062,891	22,834,408
Other financial liabilities	—	16,594,482	—	16,594,482	16,595,398

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	48,796	—	9,639,557	—	9,688,353
Securities	5,435,435	29,952,641	17,020,839	—	52,408,915
Loans	9,698	—	283,901,470	—	283,911,168
Derivative assets	6,908,521	—	—	174,820	7,083,341
Other financial assets	—	—	6,833,748	—	6,833,748

Total	12,402,450	29,952,641	317,395,614	174,820	359,925,525

	December 31, 2020
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	49,279	—	288,511,010	—	288,560,289
Borrowings	—	19,631	19,900,256	—	19,919,887
Debentures	—	—	21,866,767	—	21,866,767
Derivative liabilities	6,460,162	—	—	28	6,460,190
Other financial liabilities	—	—	12,504,009	—	12,504,009

Total	6,509,441	19,631	342,782,042	28	349,311,142

	December 31, 2019
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	27,901	—	14,395,746	—	14,423,647
Securities	3,714,398	27,628,707	20,320,539	—	51,663,644
Loans	9,037	—	260,175,673	—	260,184,710
Derivative assets	2,921,221	—	—	111,764	3,032,985
Other financial assets	—	—	7,629,683	—	7,629,683

Total	6,672,557	27,628,707	302,521,641	111,764	336,934,669

	December 31, 2019
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	27,530	—	263,643,964	—	263,671,494
Borrowings	—	87,626	18,575,566	—	18,663,192
Debentures	—	—	22,834,408	—	22,834,408
Derivative liabilities	2,841,138	—	—	43	2,841,181
Other financial liabilities (*)	—	—	16,658,162	—	16,658,162

Total	2,868,668	87,626	321,712,100	43	324,668,437

(*)	Other financial liabilities include 62,764 million Won of financial guarantee liabilities measured at amortized cost which is included in provisions.

(7)	Income or expense from financial instruments by category are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain(loss) on valuation	Others	Total
Financial assets at FVTPL	23,414	—	—	(24,909)	614,669	613,174
Financial assets designated at FVTPL	—	—	—	(682)	17	(665)
Financial assets at FVTOCI	437,319	311	(1,529)	—	35,270	471,371
Securities at amortized cost	382,988	—	934	—	—	383,922
Loans and other financial assets at amortized cost	7,705,502	52,500	(547,934)	—	18,046	7,228,114
Financial liabilities at amortized cost	(3,249,405)	—	—	—	—	(3,249,405)
Net derivatives (designated for hedging)	—	—	—	(1,852)	594	(1,258)

Total	5,299,818	52,811	(548,529)	(27,443)	668,596	5,445,253

	December 31, 2019
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain(loss) on valuation	Others	Total
Financial assets at FVTPL	43,318	89,777	—	260,500	(122,196)	271,399
Financial assets designated at FVTPL	—	—	—	(17,231)	(16,006)	(33,237)
Financial assets at FVTOCI	474,132	—	(3,297)	—	26,045	496,880
Securities at amortized cost	436,340	—	1,415	—	—	437,755
Loans and other financial assets at amortized cost	8,858,748	160,743	(131,942)	—	84,348	8,971,897
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	(719)	—	—	—	135	(584)
Financial liabilities at amortized cost	(4,495,123)	—	—	—	—	(4,495,123)
Net derivatives (designated for hedging)	—	—	—	4,261	—	4,261
Off-balance provisions	—	39,975	15,575	—	—	55,550

Total	5,316,696	290,495	(118,249)	247,530	(27,674)	5,708,798

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Assets transferred	Financial assets at FVTOCI	138,315	56,975
	Securities at amortized cost	40,987	42,841
	Loans at amortized cost	50,088	82,594

	Total	229,390	182,410

Related liabilities	Bonds sold under repurchase agreements	213,623	180,402

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds and others	100,345	80,737	Korea Securities Finance Corporation

The details of the transferred financial assets that are not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18. The group does not possess financial assets that the group involves continuously.

c)	Securitization of financial assets

As of the end December 31,2020 and 2019, the structured entity subject to consolidation issued asset-backed securities using loans and corporate bonds held by the Group, and the Group bears related risks through purchase agreements or credit offerings. The details of the transfer transaction of financial instruments are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2019
	Book value (*)	Fair value	Book value (*)	Fair value
Transferred assets	2,543,966	2,529,898	2,246,828	2,210,000
Related liabilities	2,540,225	2,540,225	2,232,505	2,232,505

(*)	The carrying amount is the amount before the provision for credit losses is deducted.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of Korean IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost and other financial liabilities of the Group’s statements of financial position, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of Korean IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of Korean IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loan. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of Korean IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loans and other financial assets at amortized cost.

As of December 31, 2020 and 2019, the financial instruments to be offset and covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	6,458,681	—	6,458,681	7,733,998	598,545	1,280,057
Receivable spot exchange (*2)	3,153,919	—	3,153,919
Bonds purchased under resale agreements (*2)	10,145,749	—	10,145,749	10,145,749	—	—
Domestic exchange settlement credits (*2)(*6)	34,348,139	32,831,416	1,516,723	—	—	1,516,723

Total	54,106,488	32,831,416	21,275,072	17,879,747	598,545	2,796,780

	December 31, 2020
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	5,823,371	—	5,823,371	7,147,683	477,603	1,371,115
Equity-linked securities index in short position (*3)	19,630	—	19,630
Payable spot exchange (*4)	3,153,400	—	3,153,400
Bonds sold under repurchase agreements (*5)	213,623	—	213,623	213,623	—	—
Domestic exchange settlement debits (*4)(*6)	33,007,595	32,831,416	176,179	176,179	—	—

Total	42,217,619	32,831,416	9,386,203	7,537,485	477,603	1,371,115

(*1)	The items include derivatives held for trading and derivatives designated for hedging.

(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	3,032,730	—	3,032,730	6,973,061	111,122	946,141
Receivable spot exchange (*2)	4,997,594	—	4,997,594
Bonds purchased under resale agreements (*2)	8,981,752	—	8,981,752	8,981,752	—	—
Domestic exchange settlement credits (*2)(*6)	31,639,302	31,269,258	370,044	—	—	370,044

Total	48,651,378	31,269,258	17,382,120	15,954,813	111,122	1,316,185

	December 31, 2019
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	2,822,403	—	2,822,403	6,985,725	172,488	748,551
Equity-linked securities index in short position (*3)	87,626	—	87,626
Payable spot exchange (*4)	4,996,735	—	4,996,735
Bonds sold under repurchase agreements (*5)	180,402	—	180,402	180,402	—	—
Domestic exchange settlement debits (*4)(*6)	32,526,538	31,269,258	1,257,280	1,257,280	—	—

Total	40,613,704	31,269,258	9,344,446	8,423,407	172,488	748,551

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and Associates	Main business	December 31, 2020	December 31, 2019	Location	Financial statements as of
Woori Bank:
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	November 30, 2020 (*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	December 31, 2020
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	November 30, 2020 (*5)
Chin Hung International Inc. (*3)	Construction	—	25.3	Korea	—
Saman Corporation (*6)	General construction Technology service	—	9.2	Korea	—
Dongwoo C & C Co., Ltd. (*4)	Construction	23.2	23.2	Korea	—
SJCO Co., Ltd. (*4)	Aggregate transportation and wholesale	26.5	26.5	Korea	—
G2 Collection Co., Ltd. (*4)	Wholesale and retail sales	28.9	28.9	Korea	—
The Base Enterprise Co., Ltd. (*4)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*4)	Construction	23.2	23.2	Korea	—
Good Software Lap Co., Ltd. (*4)	Service	28.9	28.9	Korea	—
Wongwang Co., Ltd. (*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*4)	Construction	29.6	29.6	Korea	—
QTS Shipping Co., Ltd. (*4)	Complex transportation brokerage	49.4	49.4	Korea	—
DAEA SNC Co., Ltd. (*4)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Force TEC Co., Ltd.	Manufacturing	25.8	25.8	Korea	September 30, 2020 (*5)
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.2	27.2	Korea	—
Reading Doctors Co., Ltd. (*4)	Other services	35.4	35.4	Korea	—
PREXCO Co., Ltd. (*4)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*4)	Plating	20.5	20.5	Korea	—
Cultizm Korea LTD Co., Ltd. (*4)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*4)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*4)	Processed sea food manufacturing	24.0	24.0	Korea	—
Beomgyo.,Ltd (*4)	Communication equipment retail business	23.1	23.1	Korea	—

		Percentage of ownership (%)
Joint ventures and Associates	Main business	December 31, 2020	December 31, 2019	Location	Financial statements as of
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	December 31, 2020
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	December 31, 2020
K BANK Co., Ltd. (*2)(*9)	Finance	26.2	14.5	Korea	November 30, 2020	(*5)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	Korea	December 31, 2020
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	December 31, 2020
Well to Sea No. 3 Private Equity Fund	Finance	50.0	50.0	Korea	September 30, 2020	(*5)
Partner One Value Up No.1 Private Equity Fund	Other financial services	23.3	23.3	Korea	December 31, 2020
IBK KIP Seongjang Dideemdol No.1 Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	December 31, 2020
Crevisse Raim Impact No.1 Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	December 31, 2020
Woori-Shinyoung Growth-Cap Private Equity Fund No.1 (*7)	Other financial services	24.5	24.5	Korea	December 31, 2020
LOTTE CARD Co., Ltd.(*7)	Credit card and installment financing	20.0	20.0	Korea	September 30, 2020	(*5)
Woori-Q Corporate Restructuring Private Equity Fund (*7)	Trust and collective investment	28.4	28.4	Korea	December 31, 2020
PCC-Woori LP Secondary Fund (*7)	Other financial services	26.9	26.9	Korea	December 31, 2020
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*8)	Other financial securities	100.0	—	Korea	December 31, 2020
Genesis Environment Energy Private Equity Fund No.1 (*8)	Trust and collective investment	24.8	—	Korea	December 31, 2020
Union Technology Finance Investment Association (*8)	Trust and collective investment	29.7	—	Korea	December 31, 2020

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2020 and December 31, 2019.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies.
(*3)

As of December 31, 2020, the investments in associates classified as assets held for sale are the equity securities with quoted market price which are common shares of Chin Hung International Inc. The share price of Chin Hung International Inc. as quoted in the market as of December 31, 2020 and December 31, 2019 are 2,595 Won and 2,310 Won, respectively.

(*4)	There is no investment balance as of December 31, 2020 and December 31, 2019.
(*5)

The equity method was applied using the most recent financial statements available because financial statement at the end of the reporting period cannot be obtained, and any significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the group were appropriately reflected.

(*6)	Due to a loss of significant influence as of December 31,2020, the entity was classified as a FVTOCI financial asset.
(*7)	Due to capital contribution by the Group for the year ended December 2019, the entity has been included in the investment in associates.
(*8)	Due to capital contribution by the Group for the year ended December 2020, the entity has been included in the investment in associates.
(*9)	For the year ended December 31, 2020, the equity ratio increased due to the capital increase with consideration.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital	December 31, 2020
W Service Networks Co., Ltd.	108	186	7	—	—	(3)	1	191
Korea Credit Bureau Co., Ltd.	3,313	6,845	1,370	—	—	(90)	—	8,125
Korea Finance Security Co., Ltd.	3,267	3,287	(221)	—	—	—	—	3,066
Chin Hung International Inc.	—	51,176	(742)	—	(50,411)	—	(23)	—
Saman Corporation	—	849	(432)	—	(466)	—	49	—
Woori Growth Partnerships New Technology Private Equity Fund	16,938	19,212	(2,240)	—	(1,728)	(212)	—	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	11,893	15,141	1,240	—	(492)	(1,088)	(1,563)	13,238
K BANK Co., Ltd.	236,232	31,254	(18,334)	163,082	—	—	(1,905)	174,097
Smart Private Equity Fund No.2	2,915	2,764	(1,283)	—	—	—	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	365	—	(900)	—	—	2,788
Well to Sea No.3 Private Equity Fund	—	209,023	87,180	—	(101,483)	(178,355)	(678)	15,687
Partner One Value Up No.1 Private Equity Fund	10,000	9,908	(92)	—	—	—	—	9,816
IBK KIP Seongjang Dideemdol No.1 Private Investment Limited Partnership	9,756	4,576	—	5,720	(540)	—	—	9,756
Crevisse Raim Impact No.1 Startup Venture Specialist Private Equity Fund	4,130	4,375	—	75	(321)	—	—	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund No.1	22,380	9,085	5,179	21,276	(8,638)	—	—	26,902
LOTTE CARD Co., Ltd	346,810	409,444	19,692	810	—	(5,710)	(1,404)	422,832
Woori-Q Corporate Restructuring Private Equity Fund	17,116	4,532	—	12,584	—	—	—	17,116
PCC-Woori LP Secondary Fund	5,250	1,750	384	3,500	—	—	—	5,634
Force TEC Co., Ltd. (*3)	—	—	1,542	—	—	—	(1,149)	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	—	23	100,000	(90,000)	—	—	10,023
Genesis Environmental Energy Company No. 1 Private Equity Partnership (*8)	3,738	—	241	4,084	(346)	—	—	3,979
Union Technology Finance Investment Association	4,500	—	(15)	4,500	—	—	—	4,485

	710,446	786,730	93,864	315,631	(255,325)	(185,458)	(6,672)	748,770

	For the year ended December 31, 2019
	Acquisition cost	January 1, 2019	Share of profits losses	Acquisition	Disposal and others	Dividends	Change in capital	December 31, 2019
W Service Networks Co., Ltd.	108	157	31	—	—	(2)	—	186
Korea Credit Bureau Co., Ltd.	3,313	6,790	190	—	—	(135)		6,845
Korea Finance Security Co., Ltd.	3,267	3,456	(169)	—	—	—	—	3,287
Chin Hung International Inc.	130,779	44,741	6,426	—	—	—	9	51,176
Saman Corporation	8,521	1,014	(198)	—	—	—	33	849
Woori Growth Partnerships New Technology Private Equity Fund	18,666	25,091	1,466	309	(7,490)	(164)	—	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,300	1,193	—	(2,615)	—	1,263	15,141
K BANK Co., Ltd.	73,150	43,709	(18,233)	5,807	—	—	(29)	31,254
Smart Private Equity Fund No.2	2,915	2,890	(41)	—	(85)	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	623	—	—	—	—	3,323
Well to Sea No.3 Private Equity Fund	101,483	197,393	30,343	—	—	(18,836)	123	209,023
Partner One Value Up No.1 Private Equity Fund	10,000	9,948	(40)	—	—	—	—	9,908
IBK KIP Seongjang Dideemdol No.1 Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,375	3,025	—	1,350	—	—	—	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund No.1	9,742	—	(657)	9,742	—	—	—	9,085
LOTTE CARD Co., Ltd	346,000	—	63,444	346,000	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	4,532	—	—	4,532	—	—	—	4,532
PCC-Woori LP Secondary Fund	1,750	—	—	1,750	—	—	—	1,750
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	787	(114)	—	(673)	—	—	—

Total	739,562	361,427	84,264	369,640	(10,863)	(19,137)	1,399	786,730

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	6,305	2,448	18,525	1,197
Korea Credit Bureau Co., Ltd.	117,077	37,599	107,810	13,391
Korea Finance Security Co., Ltd.	36,978	16,536	60,599	(1,985)
Woori Growth Partnerships New Technology Private Equity Fund	65,390	252	1,589	(9,601)
2016KIF-IMM Woori Bank Technology Venture Fund	64,109	1,198	7,425	6,201
K BANK Co., Ltd.	4,040,051	3,530,074	68,144	(83,989)
Smart Private Equity Fund No.2	13,667	51	1	(204)
Woori Bank-Company K Korea Movie Asset Fund	11,273	119	1,926	1,461
Well to Sea No.3 Private Equity Fund	22,001	3,102	610,535	16,061
Partner One Value Up I Private Equity Fund	42,205	—	308	(329)
IBK KIP Seongjang Dideemdol No.1 Private Investment Limited Partnership	46,542	655	1,024	(411)
Crevisse Raim Impact No.1 Startup Venture Specialist Private Equity Fund	15,747	—	284	(85)
Woori-Shinyoung Growth-Cap Private Equity Fund	110,452	825	23,875	21,106
LOTTE CARD Co., Ltd. (*)	14,578,716	12,238,805	1,255,593	78,781
Woori-Q Corporate Restructuring Private Equity Fund	58,355	433	206	(1,590)
PCC-Woori LP Secondary Fund	20,927	4	2,082	1,425
Force TEC Co., Ltd.	47,077	45,552	25,914	(415)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,025	1	187	23
Genesis Environmental Energy Company No. 1 Private Equity Partnership	16,192	118	1,400	974
Union Technology Finance Investment Association	15,151	51	1	(50)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	As of and for the year ended December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	5,742	1,969	17,572	1,322
Korea Credit Bureau Co., Ltd.	96,855	30,289	91,200	1,480
Korea Finance Security Co., Ltd.	32,574	10,660	61,939	(1,265)
Chin Hung International Inc.	335,147	229,764	499,152	26,617
Saman Corporation	92,206	66,184	91,088	(485)
Woori Growth Partnerships New Technology Private Equity Fund	83,583	330	7,866	6,355
2016KIF-IMM Woori Bank Technology Venture Fund	72,768	343	8,939	7,462
K BANK Co., Ltd.	2,679,968	2,464,168	84,928	(89,779)
Smart Private Equity Fund No.2	13,872	51	2	(204)
Woori Bank-Company K Korea Movie Asset Fund	13,294	2	4,532	2,492
Well to Sea No. 3 Private Equity Fund	7,073,363	6,470,540	524,319	48,357
Partner One Value Up No.1 Private Equity Fund	42,602	—	457	(175)
IBK KIP Seongjang Dideemdol No.1 Private Investment Limited Partnership	21,208	691	766	(676)
Crevisse Raim Impact No.1 Startup Venture Specialist Private Equity Fund	16,939	124	10	(494)
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,642	620	2	(2,679)
LOTTE CARD Co., Ltd. (*)	12,936,977	10,659,889	1,366,512	42,538
Woori-Q Corporate Restructuring Private Equity Fund	15,975	823	—	(823)
PCC-Woori LP Secondary Fund	6,498	—	—	(2)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Although the Group’s ownership interest in the entity is more than 20%, it is determined that the Group does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

	December 31, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Although the Group’s ownership interest in the entity is more than 20%, it is determined that the Group does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

(5)

As of December 31, 2020 and 2019, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction and others	Book value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd. (*1)(*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No.2	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No.3 Private Equity Fund (*1)	18,899	50.0	9,446	—	—	6,241	15,687
Partner One Value Up No.1 Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol No.1 Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact No.1 Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund No.1	109,627	24.5	26,902	—	—	—	26,902
LOTTE CARD Co., Ltd. (*1)	2,114,159	20.0	422,832	—	—	—	422,832
Woori-Q Corporate Restructuring Private Equity Fund	57,922	28.4	16,432	—	—	684	17,116
PCC-Woori LP Secondary Fund	20,923	26.9	5,632	—	—	2	5,634
Force TEC Co., Ltd.	1,526	25.8	393	—	—	—	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company No. 1 Private Equity Partnership	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,774	4.9	186	—	—	—	186
Korea Credit Bureau Co., Ltd.	66,566	9.9	6,597	246	—	2	6,845
Korea Finance Security Co., Ltd.	21,914	15.0	3,287	—	—	—	3,287
Chin Hung International Inc.(*1)	105,382	25.3	26,646	24,565	—	(35)	51,176
Saman Corporation (*2)	26,023	9.2	2,391	5,373	(6,915)		849
Woori Growth Partnerships New Technology Private Equity Fund	83,253	23.1	19,215	—	—	(3)	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	72,425	20.0	14,485	—	—	656	15,141
K BANK Co., Ltd. (*1)(*2)	215,800	14.5	31,248	3,634	(3,634)	6	31,254
Smart Private Equity Fund No.2	13,820	20.0	2,764	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	13,293	25.0	3,323	—	—	—	3,323
Well to Sea No. 3 Private Equity Fund (*1)	418,250	50.0	209,041	—	—	(18)	209,023
Partner One Value Up No.1 Private Equity Fund	42,602	23.3	9,909	—	—	(1)	9,908
IBK KIP Seongjang Dideemdol No.1 Private Investment Limited Partnership	20,517	20.0	4,103	—	—	473	4,576
Crevisse Raim Impact No,1 Startup Venture Specialist Private Equity Fund	16,815	25.0	4,204	—	—	171	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund No.1	37,021	24.5	9,085	—	—	—	9,085
LOTTE CARD Co.,ltd.(*1)	2,047,220	20.0	409,444	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	15,152	28.4	4,299	—	—	233	4,532
PCC-Woori LP Secondary Fund	6,498	26.9	1,749	—	—	1	1,750

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Acquisition cost	626,818	655,556
Accumulated depreciation	(42,674)	(37,967)

Net carrying amount	584,144	617,589

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Beginning balance	617,589	378,069
Acquisition	2,413	246,319
Disposal	(353)	(193)
Depreciation	(5,454)	(4,978)
Transfers (*)	(22,742)	3,273
Changes in consolidated scope	—	(5,816)
Foreign currencies translation adjustments	267	402
Others	(7,576)	513

Ending balance	584,144	617,589

(*)	Transferred from investment properties to premise and equipment for the year ended December 31, 2020.

(3)

Fair value of investment properties amounted to 738,253 million Won and 714,803 million Won as of December 31, 2020 and 2019, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties amounted to 26,075 million Won and 19,881 million Won for the years ended December 31, 2020 and 2019, respectively. Operating expenses directly related to the investment properties where rental fee was earned amounted to 5,454 million Won and 5,816 million Won, respectively.

(5)	The minimum lease payments expected to be received in the future under non-refundable lease as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Lease payments:
Within a year	13,091	12,863
More than 1 year and within 2 years	8,445	6,722
More than 2 years and within 3 years	7,545	4,379
More than 3 years and within 4 years	7,154	3,640
More than 4 years and within 5 years	4,312	3,126
More than 5 years	2,534	241

Total	43,081	30,971

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment	1,533,523	686,819	222,243	44,831	1,406	2,488,822
Right of use assets	—	410,325	9,313	—	—	419,638

Carrying value	1,533,523	1,097,144	231,556	44,831	1,406	2,908,460

	December 31, 2019
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment	1,528,172	685,408	237,786	51,240	1,286	2,503,892
Right of use assets	—	421,704	13,680	—	—	435,384

Carrying value	1,528,172	1,107,112	251,466	51,240	1,286	2,939,276

(2)	Details of premises and equipment (owned) as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,533,523	946,645	804,548	453,059	1,406	3,739,181
Accumulated depreciation	—	(259,826)	(582,305)	(408,228)	—	(1,250,359)

Net carrying value	1,533,523	686,819	222,243	44,831	1,406	2,488,822

	December 31, 2019
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,528,172	920,196	766,222	449,193	1,286	3,665,069
Accumulated depreciation	—	(234,788)	(528,436)	(397,953)	—	(1,161,177)

Net carrying value	1,528,172	685,408	237,786	51,240	1,286	2,503,892

(3)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,528,172	685,408	237,786	51,240	1,286	2,503,892
Acquisition	3,787	26,944	66,898	23,280	911	121,820
Disposal	(8,326)	(1,719)	(586)	(543)	—	(11,174)
Depreciation	—	(31,523)	(80,118)	(29,085)	—	(140,726)
Transfer (*)	10,726	12,016	118	—	(118)	22,742
Foreign currencies translation adjustments	(837)	(883)	(1,849)	(830)	(82)	(4,481)
Others	1	(3,424)	(6)	769	(591)	(3,251)

Ending balance	1,533,523	686,819	222,243	44,831	1,406	2,488,822

(*)	Transferred from investment properties to premise and equipment for the year ended December 31, 2020.

	For the year ended December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,481,776	661,762	232,022	57,197	8,381	3	2,441,141
Acquisitions	51,855	46,141	102,051	25,864	5,540	—	231,451
Disposals	(3,284)	(2,245)	(558)	(2,526)	—	—	(8,613)
Depreciation (*)	—	(27,871)	(78,289)	(25,996)	—	—	(132,156)
Changes in scope of consolidation	(4,295)	(816)	(20,729)	(997)	—	(3)	(26,840)
Classification to held for sale	(21)	(74)	—	—	—	—	(95)
Transfer	991	6,040	1,101	988	(12,393)	—	(3,273)
Foreign currencies translation adjustments	880	801	1,459	609	36	—	3,785
Others	270	1,670	729	(3,899)	(278)	—	(1,508)

Ending balance	1,528,172	685,408	237,786	51,240	1,286	—	2,503,892

(*)	Profits and losses from discontinued operations are included.

(4)	Details of right-of-use assets are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Building	Properties for business use	Total
Acquisition cost	673,894	22,815	696,709
Accumulated depreciation	(263,569)	(13,502)	(277,071)

Net carrying value	410,325	9,313	419,638

	December 31, 2019
	Building	Properties for business use	Total
Acquisition cost	576,147	21,712	597,859
Accumulated depreciation	(154,443)	(8,032)	(162,475)

Net carrying value	421,704	13,680	435,384

(5)	Details of changes in right-of-use assets are as follows (Unit: Korean Won in millions)

	December 31, 2020
	Building	Properties for business use	Total
Beginning balance	421,704	13,680	435,384
New contracts	218,222	4,904	223,126
Changes of contract	10,101	33	10,134
Termination	(17,983)	(457)	(18,440)
Depreciation (*)	(214,690)	(8,722)	(223,412)
Changes in scope of consolidation	—	—	—
Others	(7,029)	(125)	(7,154)

Ending balance	410,325	9,313	419,638

	December 31, 2019
	Building	Properties for business use	Total
Beginning balance	420,712	20,458	441,170
New contracts	254,054	6,326	260,380
Changes of contract	(47)	—	(47)
Termination	(3,740)	(69)	(3,809)
Depreciation (*)	(216,015)	(10,643)	(226,658)
Changes in scope of consolidation	(32,412)	(2,411)	(34,823)
Others	(848)	19	(829)

Ending balance	421,704	13,680	435,384

(*)	Profits and losses from discontinued operations are included.

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	147,339	28,820	1,649	357,394	820,515	18,990	6,668	1,381,375
Accumulated amortization	—	(11,895)	(983)	(182,599)	(669,341)	—	—	(864,818)
Accumulated impairment losses	—	—	—	—	(33,534)	(755)	—	(34,289)

Net carrying value	147,339	16,925	666	174,795	117,640	18,235	6,668	482,268

	December 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	163,731	24,729	1,429	321,716	801,237	18,157	4,066	1,335,065
Accumulated amortization	—	(9,144)	(787)	(120,182)	(626,271)	—	—	(756,384)
Accumulated impairment losses	—	—	—	—	(25,848)	(803)	—	(26,651)

Net carrying value	163,731	15,585	642	201,534	149,118	17,354	4,066	552,030

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	163,731	15,585	642	201,534	149,118	17,354	4,066	552,030
Acquisition	—	4,570	219	36,060	21,362	893	3,197	66,301
Amortization (*1)	—	(3,395)	(195)	(62,422)	(43,718)	—	—	(109,730)
Impairment losses (*2)	—	—	—	—	(7,687)	48	—	(7,639)
Foreign currencies translation adjustment	(14,802)	(1,149)	—	—	(1,059)	(15)	(3)	(17,028)
Transfer	—	—	—	428	164	—	(592)	—
Others	(1,590)	1,314	—	(805)	(540)	(45)	—	(1,666)

Ending balance	147,339	16,925	666	174,795	117,640	18,235	6,668	482,268

(*1)	Amortization of other intangible assets amounting to 11,890 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is less than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

	For the year ended December 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	153,602	26,237	562	236,418	138,842	21,179	10,415	587,255
Acquisition	—	6,389	314	31,102	85,902	3,976	8,755	136,438
Disposal	—	—	—	—	—	(813)	—	(813)
Amortization (*1)	—	(4,882)	(176)	(59,856)	(52,119)	—	—	(117,033)
Impairment losses (*2)	—	—	—	—	(25,848)	(471)	—	(26,319)
Changes in scope of consolidation	(105)	(13,885)	(59)	(14,058)	(5,686)	(7,371)	—	(41,164)
Transfer	—	—	—	7,928	7,175	—	(15,103)	—
Foreign currencies translation adjustment	10,234	1,268	—	—	1,023	59	—	12,584
Others	—	458	1	—	(171)	795	(1)	1,082

Ending balance	163,731	15,585	642	201,534	149,118	17,354	4,066	552,030

(*1)	Amortization of other intangible assets amounting to 22,317 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is less than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

(3)	Goodwill

1)	Details of major goodwill as of December 31, 2020 and 2019 are as follow(Unit: Korea Won in millions)

	For the year ended December 31
Cash Generating Unit (*1)	2020	2019
PT Bank Woori Saudara Indonesia 1906 Tbk(*2)	92,831	106,173
WB Finance Co., Ltd.(*3)	47,924	49,374

Total	140,755	155,547

(*1)

The goodwill has been allocated to the cash-generating unit that will benefit from the synergies of the business combination, and the cash-generating unit generally consists of a sales unit or its sub-sector.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen our competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired VisionFund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment test

The recoverable amount of the cash-generating unit is measured at larger amount among the net fair value or the value in use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. PT Bank Woori Saudara Indonesia 1906 Tbk applied zero growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%)	11.41	16.10
Terminal growth rate (%)	0.00	0.00
Recoverable amount	573,559	196,977
Carrying amount	571,704	142,224

As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been distributed will not exceed the recoverable amount.

3)	Sensitivity analysis

The sensitivity of recoverable amount measurements due to changes in significant but unobservable inputs used in measuring recoverable amount of PT Bank Woori Saudara Indonesia 1906 Tbk and WB Finance Co.,Ltd. of December 31, 2020, is as follows (Unit: Korean Won in millions):

		PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd.
Discount rate	Increase by 1% point	(49,650)	(14,117)
	Decrease by 1% point	59,328	16,053
Terminal growth rate	Increase by 0.5% point	18,144	3,825
	Increase by 1.0% point	38,031	7,904

17.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

(1)	Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Premises and equipment (*)	—	95
Investments in subsidiaries and associates (*)	50,411	—

Total	50,411	95

(*)

The investment in associate accounted as held for sale as December 31, 2020, are classified as held for sale since they are likely to be sold within one year as of December 31, 2020 based on management’s decision. Property, plant equipment, which was accounted as held for sale as December 31, 2019 has been completed and removed.

(2)	Net gain from discontinued operations

In June 2019, Woori Card Co., Ltd., a major subsidiary of the Group, decided to exchange its shares to switch to a subsidiary of Woori Finance Group Inc., its parent company. The comparative consolidated statement of profit or loss for the year ended December 31, 2019 was prepared to show discontinued operations separately from continuing operations. Details of discontinued operations are as follows (Unit: Korean Won in millions) :

	For the year ended December 31, 2019
	Gross amount	Intercompany eliminations	Net amount
Interest income
Financial assets at FVTPL	882	—	882
Financial assets at amortized cost	480,192	(351)	479,841
Interest expense	116,555	(393)	116,162

Net interest income	364,519	42	364,561

Fees and commissions income	369,197	(83)	369,114
Fees and commissions expense	371,439	(86,667)	284,772

Net fees and commissions income	(2,242)	86,584	84,342

Dividend income	5,836	—	5,836
Net gain arising on financial assets at amortized cost	17,687	—	17,687
Impairment losses due to credit loss	(172,552)	—	(172,552)
General and administrative expenses	(120,774)	250	(120,524)
Other net operating income	5,002	—	5,002

Operating income	97,476	86,876	184,352

Non-operating income	15,725	—	15,725

Income before income tax expense	113,201	86,876	200,077

Income tax expense	27,164	—	27,164
Loss on disposal of discontinued operations assets	(644,360)	—	(644,360)

Net income(loss) from discontinued operations	(558,323)	86,876	(471,447)

(3)	Cash flow from discontinued operations

There is no cash flow associated with the discontinued operations for the year ended December 31, 2020 and the details of cash flow from discontinued operations for the year ended December 31, 2019 are as follows

(Unit: Korean Won in millions):

December 31, 2019
Cash flow from operating activities	(86,511)
Cash flow from investing activities	(90,619)
Cash flow from financing activities	71,856

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2020
		Collateral given to	Amount	Reason for collateral
Loans at amortized cost and other financial assets	Due from banks in local currency	Samsung Securities Co., Ltd. and others	39,005	Margin deposit for futures or option
	Due from banks in foreign currencies	JPMorgan Chase & co and others	755,177	CSA collateral and others
	Mortgage-backed securities	Public offering	3,190,889	Covered bonds
	Loan	Industrial & Commercial Bank of China	50,088	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	1,621,941	Settlement risk and others
	Mortgage-backed debt securities	Korea Securities Depository	473	Related to bonds sold under repurchase agreements (*)
		STANDARD BANK LONDON LTD	137,842	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Mortgage-backed debt securities	NATIXIS and others	40,987	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	8,111,193	Settlement risk and others
	Foreign financial institutions’ debt securities	Federal Reserve Bank	14,377	Related to the provision of loan limits

		Total	13,961,972

(*)

The financial assets are not derecognized and provided as collaterals because the Group entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Group continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Loans at amortized cost and other financial assets	Due from banks on time in local currencies	Branch of IBK at Phnom Penh and others	11,352	Right of pledge
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
	Loan	Industrial & Commercial Bank of China	82,594	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	5,127,383	Settlement risk and others
	Foreign financial institutions’ debt securities	Spain BBVA and others	56,975	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,190,630	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	37,271	Related to bonds sold under repurchase agreements (*)

		Total	11,710,039

(*)

The financial assets are not derecognized and provided as collaterals because the Group entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Group continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

(2)	Assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Non-operational real estates	13,215	27
Non-operational assets	1,009	—
Real estate assessment provision	(670)	(27)
Depreciation	(1,420)	—

Total	12,134	—

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds and others	100,345	80,737	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period and those financial assets are not being removed from the financial statements.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,573,982	—

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	9,340,517	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Prepaid expenses	143,348	128,384
Advance payments	2,258	1,399
Non-operational assets	12,135	—
Others	11,814	13,204

Total	169,555	142,987

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	6,509,441	2,868,668
Financial liabilities designated at fair value through profit or loss upon initial recognition	19,631	87,626

Total	6,529,072	2,956,294

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deposits
Gold banking liabilities	49,279	27,530
Derivative liabilities	6,460,162	2,841,138

Total	6,509,441	2,868,668

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Equity-linked securities index
Equity-linked securities index in short position	19,631	87,626

These contracts are designated as financial liabilities at fair value through profit or loss because these contracts contain one or more embedded derivatives and are hybrid (combined) contracts in accordance with Korean IFRS 1109 Financial Instrument.

(4)	Accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition does not have.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index and debentures. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)	The difference between financial liabilities designated as at FVTPL’s carrying amount and nominal amount at maturity is as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Carrying amount	19,631	87,626
Nominal amount at maturity	25,781	97,503

Difference	(6,150)	(9,877)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deposits in local currency:
Deposits on demand	12,528,698	8,680,286
Deposits at termination	242,117,085	225,426,329
Mutual installment	26,319	28,574
Certificate of deposits	2,072,389	973,625
Other deposits	1,372,461	1,401,469

Sub-total	258,116,952	236,510,283

Deposits in foreign currency:
Deposits in foreign currencies	30,406,303	27,141,776
Present value discount	(12,245)	(8,095)

Total	288,511,010	263,643,964

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.3	6,882,170

Sub-total			11,715,419

Borrowings in foreign currencies:
Borrowings in foreign currencies	JP Morgan Chase and others	(0.4) ~ 7.3	7,546,312

Sub-total

Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	(0.3) ~ 3.8	416,370
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	213,623
Present value discount			(392)

Total			19,900,256

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 5.0	6,035,448

Sub-total			9,650,972

Borrowings in foreign currencies:
Borrowings in foreign currencies (*)	The Export-Import Bank of Korea and others	(0.3) ~ 8.3	8,566,872
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,734

Sub-total			8,601,606

Bills sold	Others	0.0 ~ 1.6	9,366
Call money	Bank and others	(0.3) ~ 3.5	133,519
Bonds sold under repurchase agreements	Other financial institutions	4.0 ~ 12.7	180,402
Present value discount			(299)

Total			18,575,566

(*)	As of the December 31, 2019, foreign currency loans subject to cash flow hedges include 34,443 million Won.

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	0.8 ~ 2.8	15,874,870	0.0 ~ 4.3	17,064,976
Subordinated bonds	1.9 ~ 5.9	6,005,515	2.7 ~ 5.9	5,782,688
Other bonds	17.0	4,006	17.0	4,156

Sub-total		21,884,391		22,851,820
Discounts on bonds		(17,624)		(17,412)

Total		21,866,767		22,834,408

(*)	Includes debentures under fair value hedge amounting to 2,767,208 million Won and 3,151,172 million Won as of December 31, 2020 and 2019, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Provisions for guarantees (*1)	75,464	92,486
Provisions for unused commitments	65,022	60,228
Asset retirement obligation	62,618	60,477
Other provisions (*2)	216,456	166,006

Total	419,560	379,197

(*1)	Provisions for guarantees include provisions for financial guarantees of 52,105 million Won and 62,764 million Won as of December 31, 2020 and December 31, 2019, respectively.
(*2)	Other provisions consist of provisions for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	80	(59)	(21)	—
Transfer to expected credit loss for the entire period	(396)	1,639	(1,243)	—
Transfer to credit-impaired financial assets	(12)	(13)	25	—
Net reversal of unused amount	(1,125)	(11,122)	(6,101)	(18,348)
Other increase (decrease)	1,328	(3)	1	1,326

Ending balance	50,676	16,745	8,043	75,464

	For the year ended December 31, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	13,568	(13,568)	—	—
Transfer to expected credit loss for the entire period	(317)	532	(215)	—
Transfer to credit-impaired financial assets	(30)	(32)	62	—
Provisions used	(27,711)	—	—	(27,711)
Net provision (reversal) of unused amount	(14,400)	5,611	4,437	(4,352)
Other increase (decrease) (*)	34,788	—	—	34,788

Ending balance	50,801	26,303	15,382	92,486

(*)	Includes the impact from new financial guarantee contracts that are initially measured at fair value.

2)	Provisions for unused loan commitment

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	30,346	29,882	—	60,228
Transfer to 12-month expected credit loss	1,156	(1,156)	—	—
Transfer to expected credit loss for the entire period	(651)	651	—	—
Transfer to credit-impaired financial assets	(57)	(34)	91	—
Net provision (reversal) of unused amount	2,397	2,767	(91)	5,073
Others	(279)	—	—	(279)

Ending balance	32,912	32,110	—	65,022

	For the year ended December 31, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	74,624	45,285	1,626	121,535
Transfer to 12-month expected credit loss	10,179	(10,117)	(62)	—
Transfer to expected credit loss for the entire period	(1,665)	1,745	(80)	—
Transfer to credit-impaired financial assets	(217)	(213)	430	—
Net provision (reversal) of unused amount (*)	(17,632)	8,199	1,262	(8,171)
Changes in scope of consolidation	(34,835)	(15,016)	(3,176)	(53,027)
Others	(108)	(1)	—	(109)

Ending balance	30,346	29,882	—	60,228

(*)	Profit or loss from discontinued operations are included.

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	60,477	67,093
Provisions provided	1,176	3,097
Provisions used	(2,794)	(1,774)
Amortization	335	431
Reversal of provisions unused (*)	(73)	(2,667)
Increase in restoration costs and others	3,497	(417)
Changes in scope of consolidation	—	(5,286)

Ending balance	62,618	60,477

(*)	Profit or loss from discontinued operations are included.

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2020, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2020
Other provisions
Beginning balance	166,006
Provisions provided	230,894
Provisions used and others	(180,832)
Reversal of unused amount	(85)
Foreign currencies translation adjustments	606
Others	(133)

Ending balance	216,456

	For the year ended December 31, 2019
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	49,180	62,293	111,473
Provisions provided (*)	—	107,473	107,473
Provisions used	(49,180)	(4,928)	(54,108)
Reversal of provisions unused	—	(25)	(25)
Foreign currencies translation adjustments	—	1,193	1,193

Ending balance	—	166,006	166,006

(*)	Profit or loss from discontinued operations are included.

(5)	Others

1)

The Group has been offering Korean won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Group resumed the service only on humanitarian goods on July 13, 2020. The Group is currently being investigated by U.S. prosecutors (federal prosecutors, New York state prosecutors) and New York State Department of Financial Services for violations of U.S. sanctions against Iran, Sudan, Syria and Cuba. In this regard, the Office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Department of Financial Services have not been completed yet.

2)

The Group recognized the provision of the estimated compensation and penalty amounts related to the incomplete selling of the Derivative Linked Fund (DLF) expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the year ended December 31, 2020, the Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service as the best estimate of the expenditure required to fulfill the present obligation at the end of December 31, 2020. As of December 31, 2020, [the provision is 106.8 billion Won and the advance payment for the case is 113.9 billion Won.]

24.	Net Defined Benefit LIABILITIES

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds	A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit is related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increase.

(1)	Details of net defined benefit liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Present value of defined benefit obligation	1,418,005	1,312,690
Fair value of plan assets	(1,414,926)	(1,264,412)

Net defined benefit liabilities	3,079	48,278

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2020	2019
	Beginning balance	1,312,690	1,209,669
	Current service cost (*)	151,912	147,421
	Interest cost (*)	31,371	31,161
Remeasurements	Financial assumptions	(17,643)	50,720
	Demographic assumptions	3,425	32,566
	Experience adjustments	(10,353)	(45,269)
	Foreign currencies translation adjustments	(119)	179
	Retirement benefit paid	(51,888)	(75,852)
	Changes in scope of consolidation	—	(37,527)
	Effect of transfer in/out of associates	(2,507)	601
	Other	1,117	(979)

	Ending balance	1,418,005	1,312,690

(*)	Profit or loss from discontinued operations are included.

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	1,264,412	1,070,987
Interest income (*)	32,085	29,493
Remeasurements	(6,750)	(8,350)
Employer’s contributions	180,000	282,666
Retirement benefit paid	(48,707)	(73,984)
Changes in consolidated scope	—	(34,145)
Effect of transfer in/out of associates	(3,887)	—
Other	(2,227)	(2,255)

Ending balance	1,414,926	1,264,412

(*)	Profit or loss from discontinued operations are included.

(4)

Plan assets wholly consist of fixed deposits as of December 31, 2020 and 2019. Among plan assets, realized returns on plan assets amount to 25,335 million Won and 21,143 million Won for the years ended December 31, 2020 and 2019, respectively.

Meanwhile, the contribution expected to be paid in the next accounting year amounts to 147,091 million Won.

(5)	Amounts related to the defined benefit plan that are recognized in the Separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Current service cost	151,912	147,421
Net interest income	(714)	1,668

Cost recognized in profit or loss	151,198	149,089

Remeasurements	(17,821)	46,367

Cost recognized in total comprehensive income	133,377	195,456

Retirement benefits related to defined contribution plans recognized as expenses are 1,911 million Won and 2,171 million Won for the years ended December 31, 2020 and 2019, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2020	December 31, 2019
Discount rate	2.50%	2.42%
Future wage growth rate	5.48%	2.64%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit obligation is 11.69 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Discount rate	Increase by 1% point	(148,438)	(139,312)
	Decrease by 1% point	175,329	164,744
Future wage growth rate	Increase by 1% point	173,272	162,701
	Decrease by 1% point	(149,621)	(140,339)

(*)

Although the above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant ; in practice, more than one assumptions are correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized in the statement of financial position.

(8)	The details of the maturity of the defined benefit obligation as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Within 1 year	23,190	25,443
After 1 year but within 2 years	52,251	30,272
After 2 years but within 5 years	193,926	196,809
After 5 years but within 10 years	506,625	445,832
After 10 years	1,139,283	1,059,443

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Other financial liabilities:
Accounts payable	3,624,077	5,513,235
Accrued expenses	1,831,984	2,359,851
Borrowings from trust accounts	2,984,031	3,277,795
Agency business revenue	466,485	362,820
Foreign exchange payables	789,189	1,153,457
Domestic exchange settlement credits	176,179	1,257,280
Lease liabilities	379,981	388,609
Other miscellaneous financial liabilities	2,633,026	2,283,352
Present value discount	(962)	(1,001)

Sub-total	12,883,990	16,595,398

Other liabilities:
Unearned income	51,923	56,700
Other miscellaneous liabilities	121,584	121,701

Sub-total	173,507	178,401

Total	13,057,497	16,773,799

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For cash flow hedge	For trading
Interest rate:
Swaps	137,317,240	174,820	321,192	28	524,775
Purchase options	330,000	—	6,271	—	—
Written options	285,440	—	—	—	5,419
Currency:
Forwards	105,090,103	—	2,541,379	—	2,848,670
Swaps	86,649,409	—	3,329,846	—	2,415,610
Purchase options	1,147,877	—	59,328	—	—
Written options	1,632,048	—	—	—	23,271
Equity:
Forwards	11	—	—	—	—
Futures	123,742	—	—	—	—
Swaps	269,039	—	—	—	12,533
Purchase options	9,863,110	—	650,505	—	—
Written options	10,369,009	—	—	—	629,884

Total	353,077,028	174,820	6,908,521	28	6,460,162

	December 31, 2019
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For cash flow hedge	For trading
Interest rate:
Futures	79,021	—	—	—
Swaps	150,731,987	111,764	301,116	43	413,195
Purchase options	460,000	—	11,888	—	—
Written options	395,789	—	—	—	9,655
Currency:
Forwards	113,859,491	—	1,447,598	—	1,028,238
Swaps	81,359,428	—	965,346	—	1,106,423
Purchase options	1,588,746	—	18,835	—	—
Written options	2,341,179	—	—	—	9,403
Equity:
Forwards	11	—	—	—	—
Futures	630,562	—	—	—	—
Swaps	1,280,436	—	1,217	—	54,393
Purchase options	8,851,984	—	175,221	—	—
Written options	8,978,953	—	—	—	219,831

Total	370,557,587	111,764	2,921,221	43	2,841,138

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting are affected by interest rate, which is related to Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 3M LIBOR and USD 6M LIBOR, AUD 3M BBWS. The nominal amounts of hedging instruments related to 3M LIBOR and 6M LIBOR, AUD 3M BBWS are USD 1,800,000, USD 500,000,000 and AUD 150,000,000, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,767,208 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) spread and BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the current period end, the Group has applied cash flow hedge on borrowings in foreign currency amounting to 34,443 million Won. The Group’s hedging strategy is to mitigate risks of cash flow fluctuation from variable interest rate borrowings in foreign currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of borrowings from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap. Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party to the transaction. The interest rate swap and the hedged item are all affected by the changes in market interest rate.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD and AUD)

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2020 and December 31, 2020 are as follows:

December 31, 2020
Average interest rate and average currency rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swaps (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (EUR)	—

December 31, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (EUR)	3M EURIBOR floating receipt and fixed EUR 0.09% paid

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, EUR):

	December 31, 2020
	Nominal amounts of the hedging instrument		Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps	USD	2,300,000,000	174,820	28	Derivative assets (designated for hedging)	57,221
	AUD	150,000,000			Derivative liabilities (designated for hedging)

	December 31, 2019
	Nominal amounts of the hedging instrument		Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps	USD	2,650,000,000	111,764	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	90,244
Cash flow hedge
Interest rate risk
Interest rate swaps	EUR	26,635,556	—	43	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(43)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)

	December 31, 2019
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,151,172	—	91,368	Debentures	(85,984)	—
Cash flow hedge
Interest rate risk
Borrowings in foreign currency	—	34,443	—	—	Borrowings in foreign currency	43	(43)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,852)	Other net operating income(expense)

		For the year ended December 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,260	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk		—	—	Other net operating income (expense)	—	Other net operating income (expense)

For the year ended December 31, 2019
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(43)	—	—	Other net operating income (expense)	—	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	52,259	25,463
New transactions	22,901	53,289
Amounts recognized in profits or losses	(68,221)	(26,493)

Ending balance	6,939	52,259

Although some inputs necessary for fair value measurement are not observable in the market, the fair values of financial instruments are sometimes calculated using valuation techniques. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses as of the years ended December 31, 2020 and 2019.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	December 31, 2020	December 31, 2019
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued (*)	716,000,000 Shares	676,000,000 Shares
Capital stock	3,581,392 million Won	3,381,392 million Won

(*)	There were capital increases with consideration of 25,000 Won per share on 40 million shares for the year ended December 31, 2020.

(2)

There were capital increases of 40 million shares for the year ended December 31, 2020, and the capital reduction cost incurred during in the case of a capital increase is 1,113 million Won. There was no change in outstanding number of shares for the year ended December 31, 2019.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Capital in excess of par value	1,068,420	269,533
Capital Surplus by the Equity Method	—	1,153
Other capital surplus	18,392	16,794

Total	1,086,812	287,480

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity date	Interest rate (%)	December 31, 2020	December 31, 2019
Securities in local currency	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	400,000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	—	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
	October 4, 2019	—	4.3	662,035	662,035
Issuance cost				(13,115)	(17,021)

Total				3,105,070	3,660,814

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms, and early redemption may be made after 5 or 10 years from the issuance date (Issuer Call). In addition, interest payments can be cancelled at the Group’s discretion.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Accumulated other comprehensive income:
Net gain (loss) on valuation of financial assets at FVTOCI	(32,655)	(102,544)
Gain (loss) on evaluation of investment stocks by equity method	(2,802)	675
Loss on foreign currency translation of foreign operations	(299,407)	(153,403)
Remeasurement gain (loss) related to defined benefit plan	(237,587)	(250,629)
Gain (loss) on evaluation of cash flow hedges	—	(43)
Equity related to non-current assets held for sale	1,226	—

Sub-total	(571,225)	(505,944)

Other capital adjustments	(1,639,556)	(1,614,653)
Changes in capital adjustments of investments using the equity method	(1,497)	—
Sub-total	(1,641,053)	(1,614,653)

Total	(2,212,278)	(2,120,597)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Classify as held for sale	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(102,544)	127,781	(31,696)	—	(26,196)	(32,655)
Gain (loss) on evaluation of investment stocks by equity method	675	(3,570)	—	(1,691)	1,784	(2,802)
Gain (loss) on foreign currency translation of foreign operations	(153,403)	(153,351)	—	—	7,347	(299,407)
Remeasurement gain (loss) related to defined benefit plan	(250,629)	17,821	—	—	(4,779)	(237,587)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(43)	43	—	—	—	—
Equity related to non-current assets held for sale	—	—	—	1,691	(465)	1,226

Total	(505,944)	(11,276)	(31,696)	—	(22,309)	(571,225)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI included the 2,640 million Won transfer to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Classify as held for sale	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	(34,247)	43,038	(32,422)	8,269	(102,544)
Gain (loss) on evaluation of investment stocks by equity method	302	441	—	—	(68)	675
Gain (loss) on foreign currency translation of foreign operations	(244,735)	96,303	—	(720)	(4,251)	(153,403)
Remeasurement gain (loss) related to defined benefit plan	(223,529)	(41,016)	—	7,785	6,131	(250,629)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	25,934	(26,535)	5,567	(1,140)	(43)
Equity related to non-current assets held for sale	(13,197)	—	(6,593)	19,790	—	—

Total	(572,210)	47,415	9,910	—	8,941	(505,944)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI included the 46,612 million Won transfer to retained earnings due to disposal of equity securities.

31.	RETAINED EARNINGS AND OTHER RESERVE

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Legal reserve	Earned surplus reserve	2,219,754	2,039,754
	Other legal reserve	47,133	46,635

	Sub-total	2,266,887	2,086,389

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,105	8,576,105
	Regulatory reserve for credit loss	2,146,348	2,017,063
	Revaluation reserve	712,949	714,018

	Sub-total	11,678,802	11,550,586

Retained earnings before appropriation		3,916,168	3,709,010

Total		17,861,857	17,345,985

i.	Earned surplus reserve

In accordance with the Article 40, Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, India and Bangladesh according to the banking laws of Japan, India and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Group since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under Korean IFRS for the accounting purpose are lower than provisions under RSBB, the Group is prohibited to provide dividends with the regulatory reserve.

vii.	Revaluation reserve

In accordance with appendix 3 of the Regulation on Supervision of Banking Business Enforcement Rules Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting Korean IFRS.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Banking Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Regulatory reserve for credit loss	2,146,348	2,356,246
Planned provision(reversal of) for regulatory reserve	(20,331)	(209,898)

Ending balance	2,126,017	2,146,348

(*)	As of December 31, 2019, the amount of change in the scope of consolidation transferred to subsidiary of Woori Financial Group is included.

(2)

Planned reserves provided, Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2020	2019
Net income	1,370,305	1,527,065
Required provision(reversal of) for regulatory reserve for credit loss	(20,331)	(209,898)
Adjusted net income after the provision of regulatory reserve	1,390,636	1,736,963
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	1,760	2,371

33.	DIVIDENDS

Dividends per share that have not been decided yet as of December 31, 2020 and dividends per share as of December 31,2019 are 950 Won and 1,000 Won, respectively, with total dividends of 680,220 million Won and 676 million Won, respectively. Also, the Group paid interim dividend during the year 2019, and the amount is 1,000 Won for share, 676,000 million Won for total. Dividends as of December 31, 2020 will be proposed at the regular shareholders’ meeting scheduled for March 25, 2021

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Financial assets at FVTPL	23,414	43,318
Financial assets at FVTOCI	437,319	474,132
Securities at amortized cost	382,988	436,340
Loans and other financial assets at amortized cost:
Interest on due from banks	50,325	139,073
Interest on loans	7,638,678	8,692,425
Interest of other receivables	16,499	27,250

Sub-total	7,705,502	8,858,748

Total	8,549,223	9,812,538

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Interest on deposits due to customers	2,446,771	3,417,193
Interest on borrowings	261,930	381,366
Interest on debentures	507,009	599,791
Interest on lease liabilities	8,701	8,309
Other interest expense	33,695	89,183

Total	3,258,106	4,495,842

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Fees and commission received for brokerage	272,583	194,482
Fees and commission received related to credit	178,157	183,661
Fees and commission received for electronic finance	125,782	137,456
Fees and commission received on foreign exchange handling	55,984	61,756
Fees and commission received on foreign exchange	69,016	92,408
Fees and commission received for guarantee	74,647	71,106
Fees and commission received on credit card	1,992	2,266
Fees and commission received on securities business	54,414	103,053
Fees and commission from trust management	95,149	170,937
Other fees	121,830	127,261

Total	1,049,554	1,144,386

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Fees and commissions paid	200,549	168,622
Credit card commission	525	703
Brokerage commission	33	614
Others	2,307	2,192

Total	203,414	172,131

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Dividend income related to financial assets at FVTPL
Dividends on stock	30,495	20,127
Dividends on equity capital	17,241	23,982
Dividends on mutual funds	61,122	41,838

Sub-total	108,858	85,947
Dividend income related to financial assets at FVTOCI
Dividends on stock	11,303	14,801
Dividends on equity capital	329	343

Sub-total	11,632	15,144

Total	120,490	101,091

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit : Korean Won in millions):

	For the years ended December 31
	2020	2019
Dividend income recognized from assets held Equity securities	11,632	15,144

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Net gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	480,901	52,492
Net loss on financial instruments at fair value through profit or loss designated as upon initial recognition	(665)	(33,237)

Total	480,236	19,255

(2)	Details of net gain or loss on financial instruments at FVTPL mandatorily measured at fair value is as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2020	2019
Financial assets at FVTPL	Securities	Gain on transactions and valuation	116,080	176,136
		Loss on transactions and valuation	(96,403)	(76,138)

		Sub-total	19,677	99,998

	Loans	Gain on transactions and valuation	2,134	1,556
		Loss on transactions and valuation	(172)	(20)

		Sub-total	1,962	1,536

	Other financial assets	Gain on transactions and valuation	7,700	3,963
		Loss on transactions and valuation	(7,012)	(3,570)

		Sub-total	688	393

Sub-total			22,327	101,927

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	1,700,785	1,501,055
		Loss on transactions and valuation	(1,975,117)	(1,610,697)

		Sub-total	(274,332)	(109,642)

	Currency derivatives	Gain on transactions and valuation	12,558,994	6,870,353
		Loss on transactions and valuation	(11,896,371)	(6,852,529)

		Sub-total	662,623	17,824

	Equity derivatives	Gain on transactions and valuation	1,895,655	838,057
		Loss on transactions and valuation	(1,825,372)	(795,197)

		Sub-total	70,283	42,860

	Other derivatives	Gain on transactions and valuation	—	690

		Loss on transactions and valuation	—	(1,167)

		Sub-total	—	(477)
Sub-total			458,574	(49,435)

Total			480,901	52,492

(3)	Details of net gain or loss on financial instruments at FVTPL designated as upon initial recognition are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Gain (loss) on equity-linked securities
Net gain(loss) on disposal of equity-linked securities	17	(16,006)
Net gain (loss) on valuation of equity-linked securities	(682)	(17,231)

Total	(665)	(33,237)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Net loss on redemption of securities	(57)	15
Net gain on disposal of securities	23,695	10,886

Total	23,638	10,901

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Provision for impairment loss due to credit loss on financial assets measured at FVTOCI	(1,529)	(3,297)
Reversal of impairment loss due to credit loss on securities at amortized cost	934	1,415
Provision for credit loss on loan and other financial assets at amortized cost	(547,934)	(131,942)
Reversal of provision on guarantee	18,348	4,353
Reversal of (Provision for) unused loan commitment	(5,073)	11,222

Total	(535,254)	(118,249)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2020	2019
Employee benefits	Short-term employee benefits	Salaries	1,366,404	1,391,925
		Employee benefits	443,225	430,050
	Share-based payments		5,937	5,509
	Retirement benefit service costs		153,109	148,553
	Termination		197,468	146,620

	Sub-total		2,166,143	2,122,657

Depreciation and amortization			461,978	438,207

Other general and administrative expenses	Rent		55,833	65,398
	Taxes and public dues		110,885	121,642
	Service charges		229,949	223,292
	Computer and IT related		252,218	250,503
	Telephone and communication		45,719	43,018
	Operating promotion		37,628	41,290
	Advertising		91,228	82,505
	Printing		6,533	7,560
	Traveling		6,317	11,470
	Supplies		10,509	6,651
	Insurance premium		9,481	8,185
	Reimbursement		12,640	21,021
	Maintenance		16,919	17,520
	Water, light and heating		14,548	14,884
	Vehicle maintenance		8,837	9,678
	Others		9,676	8,659

	Sub-total		918,920	933,276

Total			3,547,041	3,494,140

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Gain on transactions of foreign exchange	656,344	592,190
Gain related to derivatives (designated for hedging)	66,993	90,244
Gain on fair value hedged items	9,646	231
Others	29,054	20,252

Total	762,037	702,917

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Losses on transactions of foreign exchange	657,348	152,271
KDIC deposit insurance premium	365,758	332,497
Contribution to miscellaneous funds	327,911	317,667
Losses related to derivatives (designated for hedging)	9,389	—
Losses on fair value hedged items	68,508	86,214
Others (*)	104,803	114,808

Total	1,533,717	1,003,457

(*)	For the years ended December 31, 2020 and 2019 includes 11,890 million Won and 22,317 million Won, respectively, of amortization expense for intangible assets.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2020 and December 31, 2019 are as follows.

i)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		January 1, 2023
Fair value (Unit: Korean Won) (*1)		9,162
Valuation methods		Black-Scholes Model
Dividend yield		4.13%
Expected maturity		2.00 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2020	524,746 shares
	As of December 31, 2019	524,746 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		January 1, 2024
Fair value (Unit: Korean Won) (*1)		8,792
Valuation method		Black-Scholes Model
Dividend yield		4.13%
Expected maturity		3.00 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2020	755,073 shares
	As of December 31, 2019	—

(*1)

As of December 31, 2020, the fair value calculated using the Black-Scholes model was used to measure liabilities by reflecting the average dividend rate for the past four years to the stock price of the weighted average of Woori Financial Group’s trading volume for the past week, month and two months.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

(*3)	As of December 31, 2020, the remaining quantity and granted quantity are the same.

ii)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of December 31, 2020 and December 31, 2019, the book value of the liabilities related to the performance condition share-based payments recognized by the Group is 11,446 million Won and 5,509 million Won, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Gains on valuation of investments in joint ventures and associates	118,035	103,716
Losses on valuation of investments in joint ventures and associates	(24,154)	(15,840)
Impairment losses of investments in joint ventures and associates	—	(3,634)

Total	93,881	84,242

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Other non-operating income	71,757	244,625
Other non-operating expenses	(303,340)	(276,724)

Total	(231,583)	(32,099)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Rental fee income	26,868	19,881
Gains on disposal of investment assets of subsidiaries and associates	3,470	189,154
Gains on disposal of premises and equipment, intangible assets and other assets	9,306	1,226
Reversal of impairment loss of premises and equipment, intangible assets and other assets	151	85
Gains on disposal of assets held for sale	85	—
Others	31,877	34,279

Total	71,757	244,625

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Depreciation on investment properties	5,454	5,004
Interest expenses of refundable deposits	792	843
Losses on disposal of premises and equipment, intangible assets and other assets	2,255	55,361
Impairment losses of premises and equipment, intangible assets and other assets	7,789	26,915
Donation	43,137	60,587
Others(*)	243,913	128,014

Total	303,340	276,724

(*)	Included 224,427 million Won and 104,891 million Won of other losses related to other provisions for the year ended December 31,2020 and 2019, respectively.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Current tax expense
Current tax expense with respect to the current period	427,632	583,175
Adjustments recognized in the current period in relation to the current tax expense of prior periods	6,680	(64,722)

Sub-total	434,312	518,453

Deferred tax expense (income)
Changes in deferred tax assets (liabilities) relating to the temporary differences	5,682	145,018
Deferred tax charged to equity and others directly:	(22,309)	8,941

Sub-total	(16,627)	153,959

Income tax expense
Income tax expense from continuing operations	417,685	645,248

Income tax expense from discontinued operations	—	27,164

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Net income before income tax expense	1,787,990	2,199,477
Net income before income tax expense from continuing operations	1,787,990	2,643,760
Net income before income tax expense from discontinued operations	—	(444,283)
Tax calculated at statutory tax rate (*)	477,738	760,384
Adjustments
Effect of income that is exempt from taxation	(47,005)	(61,620)
Effect of expenses not deductible in determining taxable profit	26,851	22,859
Adjustments recognized in the current period in relation to the current tax of prior periods	6,680	(64,722)
Effect of income tax expense that is resulting from consolidation	(30,735)	(13,748)
Others	(15,844)	29,259

Sub-total	(60,053)	(87,972)
Income tax expense		672,412
Income tax expense from continuing operations	417,685	645,248
Income tax expense from discontinued operations	—	27,164

Effective tax rate	23.4%	30.6%
Effective tax rate of continuing operations	23.4%	24.4%
Effective tax rate of discontinued operations	—	—

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended Deferred 31, 2020 and 2019, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	293,616	18,391	(26,196)	285,811
Gain on valuation using the equity method of accounting	10,689	22,973	1,319	34,981
Gain (loss) on valuation of derivatives	(73,414)	(72,723)	—	(146,137)
Accrued income	(65,053)	4,663	—	(60,390)
Provision for loan losses	(52,785)	(445)	—	(53,230)
Loan and receivables written off	4,565	—	—	4,565
Loan origination costs and fees	(156,616)	11,157	—	(145,459)
Defined benefit liability	361,941	37,004	(4,779)	394,166
Deposits with employee retirement insurance trust	(362,596)	(28,865)	—	(391,461)
Provision for guarantee	7,915	(1,782)	—	6,133
Other provision	70,523	(6,519)	—	64,004
Others	(218,314)	32,773	7,347	(178,194)

Net deferred tax assets	(179,529)	16,627	(22,309)	(185,211)

.

	For the year ended December 31, 2019
	Beginning balance (*1)	Recognized as income (expense)	Recognized as other comprehensive income (expense) (*2)	Ending Balance
Gain (loss) on financial assets	372,346	(86,999)	8,269	293,616
Gain on valuation using the equity method of accounting	28,354	(17,597)	(68)	10,689
Gain (loss) on valuation of derivatives	(27,507)	(46,276)	369	(73,414)
Accrued income	(55,846)	(9,207)	—	(65,053)
Provision for loan losses	(52,345)	(440)	—	(52,785)
Loan and receivables written off	6,672	(2,107)	—	4,565
Loan origination costs and fees	(154,431)	(2,185)	—	(156,616)
Defined benefit liability	360,087	(4,277)	6,131	361,941
Deposits with employee retirement insurance trust	(318,330)	(44,266)	—	(362,596)
Provision for guarantee	11,374	(3,459)	—	7,915
Other provision	75,194	(4,671)	—	70,523
Others	(204,083)	(8,471)	(5,760)	(218,314)

Net deferred tax assets	41,485	(229,955)	8,941	(179,529)

(*1)	Includes the amounts of Woori Card Co., Ltd. and Woori Investment Bank which were acquired by Woori Financial Group Inc. during the term.
(*2)	Includes 2,800 million Won presented on non-controlling interests.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deductible temporary differences	257,587	162,457
Taxable temporary differences	(108,055)	(108,055)

Total	149,532	54,402

No deferred income tax asset has been recognized for the deductible temporary difference of 257,587 million Won associated with investments in subsidiaries as of December 31, 2020, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 108,055 million Won associated with investment in subsidiaries as of December 31, 2020, due to the following reasons:

- The Group is able to control the timing of the reversal of the temporary difference.

- It is probable that the temporary difference will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Net gain on valuation of financial assets at FVTOCI	13,495	39,691
Share of other comprehensive loss of and associates	966	(353)
Gain on foreign currency translation of foreign operations	11,279	3,932
Remeasurements of the net defined benefit liability	89,479	94,258

Total	115,219	137,528

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

	December 31, 2020	December 31, 2019
Current tax assets	74,840	46,253
Current tax liabilities	317,679	135,490

43.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS of the controlling interest is calculated by dividing the net income attributable to controlling interest by the weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2020	2019
Net income attributable to Owners	1,363,224	1,505,547
Dividends to hybrid securities	(162,362)	(134,421)
Net income attributable to common shareholders	1,200,862	1,371,126
Continuing operations	1,200,862	1,842,573
Discontinued operations	—	(471,447)
Weighted average number of common shares outstanding	698	676
Basic EPS (Unit: Korean Won)	1,720	2,028
Continuing operations	1,720	2,725
Discontinued operations	—	(697)

(2)	The weighted average number of common shares outstanding is as follows:

	For the year ended December 31, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-12-31	676,000,000	366	247,416,000,000
Capital increase with consideration	2020-06-18 ~ 2020-12-31	40,000,000	197	7,880,000,000

Sub-total (①)				255,296,000,000

Weighted average number of common shares outstanding (②=(①/ 366))				697,530,055

	For the year ended December 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-12-31	673,271,226	365	245,743,997,490
Purchase of treasury stock	2019-01-09 ~ 2019-01-10	(11,453,702)	2	(22,907,404)
Disposal of treasury stock	2019-01-11 ~ 2019-12-31	2,728,774	355	968,714,770

Sub-total (①)				246,689,804,856

Weighted average number of common shares outstanding (②=(①/365))				675,862,479

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2020 and 2019.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Confirmed guarantees
Guarantee for loans	103,229	89,699
Acceptances	602,014	391,688
Guarantees in acceptances of imported goods	78,395	224,746
Other confirmed guarantees	6,354,253	6,982,889

Sub-total	7,137,891	7,689,022

Unconfirmed guarantees
Local letters of credit	187,146	193,096
Letters of credit	3,025,923	3,081,390
Other unconfirmed guarantees	403,652	771,378

Sub-total	3,616,721	4,045,864

Commercial paper purchase commitments and others	917,489	884,031

Total	11,672,101	12,618,917

(*)	Includes financial guarantees of 4,026,020 million Won and 4,310,969 million Won as of December 31, 2020 and December 31, 2019, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Loan commitments	74,944,921	70,303,900
Other commitments	5,089,094	3,204,654

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2019
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	37 cases	149 cases	34 cases	133 cases
Amount of litigation	315,658	173,125	229,930	197,731
Provisions for litigations		20,521		21,562

(*)

The number of cases as of December 31, 2020 and 2019 does not include cases such as loan-related execution or simple extension of loan prescription, litigation where the Group is not the substantative party, or

(4)

Lime Asset Management Co., Ltd. announced the postponement of the repurchase of a large number of funds in operation in October 2019. The sales status of the Group’s Lime Asset Management Co., Ltd. operation repurchase postponement fund was 1,348 accounts and 270.3 billion Won as of the end of December 2020. In December 2020, Lime Asset Management Co., Ltd.’s financial investment business registration was canceled, and the repurchase postponement fund was transferred to Wellbridge Asset Management Co., Ltd., which was jointly established by sales companies. The Financial Supervisory Dispute Meditation Committee was held on February 23, 2021 for incomplete sales of vendors, and the obligation to compensate investors for some of the losses may be changed by the Dispute Mediation Committee’s decision and the Board’s approval.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2020 and 2019, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2020 and 2019 are as follows:

(1)	Related parties

Related parties
Parent	Woori Financial Group Inc.

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte Card Co., Ltd., Chin Hung International Inc, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, Together-Korea Government Private Pool Private Securities Investment Trust No.3, and others (Dongwoo C & C Co., Ltd. and 30 associates),

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Bank Co., Ltd. and its subsidiaries, Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and its associates, Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Co., Ltd. and its subsidiaries and associates, Woori global asset management co., Ltd. and its subsidiaries, Woori asset trust Co. Ltd., Godo Kaisha Oceanos No. 1, Woori Growth Partnerships New Technology Private Equity Fund No. 1 and Woori Finance Capital and its subsidiaries.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	December 31, 2020	December 31, 2019
Parent	Woori Financial Group Inc. (*1)	Other Assets	2,798	—
		Deposits due to customers	469,176	1,173,670
		Other liabilities	198,505	99,181
Associates	W Service Networks Co., Ltd.	Deposits due to customers	2,183	1,881
		Other liabilities	307	311
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	2,311	26
		Other liabilities	5	—
	Korea Finance Security Co., Ltd.	Loans	3,397	1,800
		Loss allowance	(6)	(3)
		Deposits due to customers	1,927	1,371
		Other liabilities	1	—
	Chin Hung International Inc.	Deposits due to customers	8,715	5,381
		Other liabilities	170	320
	Lotte Card Co., Ltd.	Loans	7,500	7,500
		Loss allowance	(77)	(30)
		Other assets	12	—
		Deposits due to customers	2,697	2,726
		Other liabilities	113	—
	Well to Sea No.3 Private Equity Fund	Loans	—	4,490
		Loss allowance	—	(8)
		Deposits due to customers	4,997	714
		Other liabilities	—	47
	Others (*2)	Loans	—	84
		Loss allowance	—	(84)
		Deposits due to customers	5,831	5,577
		Other liabilities	5	172

Related parties		A title of account	December 31, 2020	December 31, 2019
Other related parties	Woori Card Co., Ltd. and its subsidiaries (*3)	Loans	4,352	4,631
		Loss allowance	(8)	—
		Other assets	11,416	13,342
		Derivative assets	6,371	420
		Deposits due to customers	77,970	52,638
		Derivative liabilities	585	—
		Other liabilities	15,538	18,641
	Woori Investment Bank Co., Ltd. and its subsidiaries (*3)	Loans	7,600	24,000
		Loss allowance	(6)	(43)
		Other assets	2	13,879
		Deposits due to customers	34,530	6,303
		Other liabilities	14,398	26,470
	Woori FIS co., Ltd. (*3)	Other assets	112	114
		Deposits due to customers	31,187	42,693
		Other liabilities	22,419	24,326
	Woori Private Equity Asset Management Co., Ltd. and its associates (*3)	Deposits due to customers	4,183	1,370
	Woori Finance Research Institute Co. Ltd. (*3)	Deposits due to customers	2,180	2,132
		Other liabilities	526	—
	Woori Credit Information Co., Ltd. (*3)	Other assets	5	6
		Deposits due to customers	18,689	15,765
		Other liabilities	10,316	10,954
	Woori Fund Service Co., Ltd. (*3)	Deposits due to customers	11,145	11,238
		Other liabilities	1,171	1,192
	Woori Asset Management co., Ltd. and its subsidiaries and associates (*3)	Deposits due to customers	8,780	11,665
	Woori global asset Management co., Ltd. and its subsidiaries (*3)	Deposits due to customers	1,039	98
	Woori asset trust Co., Ltd. (*3)	Deposits due to customers	105,856	29,546
		Other liabilities	21	—
	Woori Finance Capital and its subsidiaries(*4)	Loans	70,000	—
		Loss allowance	(57)	—
		Derivative assets	2,183
		Deposits due to customers	95,747	—
		Other liabilities	62	—
	Woori G Japan Private Real Estate Investment Trust No. 1-1	Derivative liabilities	1,187	—

(*1)	Woori Financial Group Inc. was established for the year ended December 31, 2019 and the Group was transferred as a wholly-owned subsidiary.
(*2)	Others include Kyesan Engineering and Construction Corporation, Daea SNC corporation and others as of December 31, 2020 and December 31, 2019.
(*3)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. for the year ended December 31, 2020.
(*4)	This related party was transferred as a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2020.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2020	2019
Parent company	Woori Financial Group (*1)	Fees income	13	264
		Other income	2,997	1,823
		Interest expenses	10,082	7,741
		Fees expenses	805	—
Associates	W Service Networks Co., Ltd.	Other income	32	32
		Interest expenses	13	20
	Korea Credit Bureau Co., Ltd.	Interest expenses	5	29
	Korea Finance Security Co., Ltd.	Interest income	70	—
		Interest expenses	3	9
		Impairment losses due to credit loss	3	—
	Chin Hung International Inc	Interest expenses	19	35
		Impairment losses due to credit loss	(146)	—
	Well to Sea No.3 Private Equity Fund	Interest income	1,883	1,774
		Interest expenses	5	11
		reversal of allowance of credit loss	(55)	(18)
	Lotte Card Co., Ltd.	Interest income	311	213
		Fees income	2,748	593
		Interest expenses	68	53
		Impairment losses due to credit loss	171	30
	Others (*2)	Other income	16	17
		Interest expenses	29	55
		reversal of allowance of credit loss	—	(5)
Other related parties	Woori Card Co., Ltd. and its subsidiaries (*3)	Interest income	365	775
		Fees income	112,740	125,183
		Gain on derivatives	5,973	691
		Other income	602	696
		Interest expenses	138	185
		Fees expenses	499	83
		Loss on derivatives	608	—
		Reversal of allowance of credit loss	(7)	—
	Woori Investment Bank Co., Ltd. and its subsidiaries (*3)	Interest income	606	648
		Fees income	1121	851
		Other income	742	543
		Interest expenses	14	21
		Fess expense	31	—

		For the years ended December 31
Related party	A title of account	2020	2019
	Impairment losses due to credit loss (Reversal of allowance of credit loss)	(41)	43
Woori FIS Co., Ltd. (*3)	Fees income	521	578
	Other income	8,230	7,675
	Interest expenses	3	4
	Other expenses	208,297	211,587
Woori Private Equity Asset Management Co., Ltd. (*3) and its associates	Fees income	13	7
	Interest expenses	13	17
Woori Finance Research Institute Co., Ltd. (*3)	Fees income	15	12
	Interest expenses	22	43
Woori Credit Information Co., Ltd. (*3)	Fees income	87	83
	Other income	520	698
	Interest expenses	339	250
	Fees expenses	14,848	15,009
Woori Fund Service (*3)	Fees income	128	25
	Other income	266	288
	Interest expenses	161	252
	Fees expenses	240	248
	Other expenses	35	32
Woori Asset Management co., Ltd. and its subsidiaries and associates (*3)	Fees income	52	21
	Interest expenses	61	36
Woori global asset Management co., Ltd. and its subsidiaries (*3)	Fees income	13	1
Woori asset trust Co., Ltd. (*3)	Fees income	158	—
	Interest expenses	256	—
	Fees expenses	1,456	—
Woori Finance Capital and its subsidiaries(*4)	Interest income	548	—
	Fee income	395	—
	Interest expense	20	—
	Impairment losses due to credit loss	119	—
Woori G Japan Private Real Estate Investment Trust No. 1-1	Loss on derivatives	1,187	—

(*1)	Woori Financial Group was established during the previous period and the Group was transferred as a wholly-owned subsidiary.
(*2)	Others include Partner One Value Up No.1 Private Equity Fund, Woori Growth Partnerships New Technology Equity Fund and others as of December 31, 2020 and December 31, 2019.
(*3)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. for the year ended December 31, 2019.
(*4)	This related party was transferred is a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2020.

(4)	Major loan transactions with related parties for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Well to Sea No.3 Private Equity Fund	4,490	—	4,490	—	—
	Korea Finance Security Co., Ltd.	1,800	1,597	—	—	3,397
	Lotte Card Co., Ltd.	7,500	—	—	—	7,500
Other related Parties	Woori Investment Bank Co., Ltd. and its subsidiaries(*2)	24,000	30,900	47,300	—	7,600
	Woori Card Co., Ltd. and its subsidiaries(*2)	4,631	—	—	(279)	4,352
	Woori Finance Capital and its subsidiaries(*3)	—	70,000	—	—	70,000

		For the year ended December 31, 2019
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Well to Sea No.3 Private Equity Fund	1,857	2,633	—	—	4,490
	Korea Finance Security Co., Ltd.	—	1,800	—	—	1,800
	Lotte Card Co., Ltd.	—	7,500	—	—	7,500
Other related Parties	Woori Investment Bank Co., Ltd. and its subsidiaries(*2)	37,900	21,300	35,200	—	24,000
	Woori Card Co., Ltd. and its subsidiaries(*2)	—	4,551	—	80	4,631

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)	This related party was transferred as a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2019.
(*3)	This related party was transferred as a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2020.

(5)	Changes in major deposits due to customers with related parties for years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	1,130,000	3,800,000	4,480,000	450,000
Associates	W Service Networks Co., Ltd.	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up No.1 Private Equity Fund	1,150	1,737	2,024	863
	Korea Finance Security Co., Ltd.	—	1,000	—	1,000
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	—	5,200	3,700	1,500
	Woori Credit Information Co., Ltd.	14,199	12,000	12,000	14,199
	Woori Fund Service Co., Ltd.	10,000	14,600	15,300	9,300
	Woori asset trust Co., Ltd.	15,000	141,153	122,153	34,000

		For the year ended December 31, 2019
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*2)
Parent company	Woori Financial Group	—	2,730,000	1,600,000	1,130,000
Associates	Saman Corporation(*2)	2,436	86	—	2,522
	W Service Networks Co., Ltd.	1,180	1,460	1,460	1,180
	Chin Hung International Inc	765	400	765	400
	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Partner One Value Up No.1 Private Equity Fund	1,403	1,617	1,870	1,150
	Korea Finance Security Co., Ltd.	535	25	560	—
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	1,000	1,000	—	2,000
	Woori Finance Research Institute Co., Ltd.	1,800	3,700	5,500	—
	Woori Credit Information Co., Ltd.	13,199	12,000	11,000	14,199
	Woori Fund Service Co., Ltd	7,900	10,000	7,900	10,000
	Woori asset trust. Ltd	—	15,000	—	15,000

(*1)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.
(*2)	Due to a loss of significant influence as of December 31,2020, the entity is excluded from related parties.

(6)	Major borrowing transactions with related parties for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Other related parties	Woori Card Co., Ltd. and its subsidiaries	17,609	192,043	195,030	—	14,622

		For the year ended December 31, 2019
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Other related parties	Woori Card Co., Ltd. and its subsidiaries	11,428	223,893	217,712	—	17,609

(7)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2020	December 31, 2019
Woori Card Co., Ltd. and its subsidiaries(*)	Unused loan commitment	500,000	500,000
Woori Investment Bank Co., Ltd. and its subsidiaries(*)	Unused loan commitment	100,000	50,000
Woori Finance Capital and its subsidiaries	Unused loan commitment	414,756	—
Korea Finance Security Co., Ltd.	Unused loan commitment	603	200
Chin Hung International Inc.	Unused loan commitment	15,874	31,749
Well to Sea No. 3 Private Equity Fund	Unused loan commitment	—	210,510
Lotte Card Co., Ltd.	Unused loan commitment	500,000	150,000

(*)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. for the year ended December 31, 2019.

For the guarantee provided to the related parties, the amount the Group recognized as provisions for guarantees is 531 million and 528 million Won, as of December 31, 2020 and December 31, 2019, respectively.

As of December 31, 2020 and 2019, Guarantee and unused commitments provided from the above mentioned related parties are as follows (Unit : Korean Won in millions):

	December 31, 2020	December 31, 2019	Warranty
Woori Card Co., Ltd. and its subsidiaries	174,087	167,880	Loan commitment in local currency

(8)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2020	December 31, 2019
Woori Card Co., Ltd. and its subsidiaries	Unsettled commitment	308,800	100,000
Woori Finance Capital and its subsidiaries	Unsettled commitment	210,000	—
Woori G Japan Private Real Estate Investment Trust No. 1-1	Unsettled commitment	20,332	—
Well to Sea No.3 Private Equity Fund	Unsettled commitment	—	584,377
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Unsettled commitment	990,000	—
Woori-Q Corporate Restructuring Private Equity Fund	Unsettled commitment	26,884	—
PCC-Woori LP Secondary Fund	Unsettled commitment	1,750	—
Union Technology Finance Investment Association	Unsettled commitment	10,500	—
IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd Partnership	Unsettled commitment	9,704	—
Genesis Environmental Energy Company No. 1 Private Equity Partnership	Unsettled commitment	916	—
Crevisse Raim Impact No.1 Startup Venture Specialist Private Equity Fund	Unsettled commitment	550	—
Woori-Shinyoung Growth-Cap Private Equity Fund No.1	Unsettled commitment	8,892	—
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1	Unsettled commitment	32,450	—
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2	Unsettled commitment	43,450	—
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1	Unsettled commitment	1,274	—
Woori G North America Energy Infrastructure Private Placement Investment Trust No.1	Unsettled commitment	14,652	—
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1	Unsettled commitment	34,772	—
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1	Unsettled commitment	196,285	—
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	Unsettled commitment	326,296	—
Woori G Private Placement Investment Trust No. 1	Unsettled commitment	156,197	—
JC Assurance Private Equity Fund No.2	Unsettled commitment	1,054	—
Woori Seoul Expressway Private Placement Investment Trust No.1	Unsettled commitment	41,393	—
Woori G Clean Energy Private Placement Investment Trust No.1	Unsettled commitment	7,485	—
Woori G Senior Loan Private Placement Investment Trust No.1	Unsettled commitment	50,515	—

(9)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the year ended December 31, 2020 are as follows (Unit: Korean Won in millions):

The same parent company and its associates	Investment and others (*)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1	22,550
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2	11,550
Woori G Japan Private Real Estate Investment Trust No. 1-1	9,051
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1	18,757
Woori G North America Energy Infrastructure Private Placement Investment Trust No.1	1,713
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1	33,833
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1	3,715
Woori G Private Placement Investment Trust No. 1	43,525
Woori G Private Placement Investment Trust No. 2	20,000
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	165,245
Woori G Senior Loan Private Placement Investment Trust No.1	49,290
JC Assurance Private Equity Fund No.2	18,946
Dream Enterprise Growth No.1 Private Equity Fund	5,000
Hyundai Motor Securities Orients No.1 New Technology Private Equity Fund	10,000
High Plus Short-Term Excellent ESG Investment Trust No.1	70,000
Woori Goseong Thermal Power Plant EBL Private Placement Investment Trust	14,915
Woori Seoul Expressway Private Placement Investment Trust No.1	5,590
Woori G Clean Energy Private Placement Investment Trust No.1	1,015

(*)	The amount recovered does not exist for the year ended December 31, 2020.

(10)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Short-term employee benefits	22,778	9,744
Retirement benefit service costs	910	364
Share-based payment	3,519	1,965

Total	27,207	12,073

The key management are registered and non-registered executives of Group and members of the Woori Financial Group Management Council. Outstanding assets from transactions with key management amount to 3,888 million Won and 2,414 million Won, as of December 31, 2020 and 2019, respectively, and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 11,155 million Won and 6,543 million Won, respectively, as of December 31, 2020 and 2019.

(11)	The Group and Woori Credit Card Co., Ltd. and its subsidiaries are liable to jointly reimburse the Group debts before the split.
(12)	The amount of the Group`s purchase and disposal of bonds through Woori investment Bank Co., Ltd. is 1,105,503 million Won and 30,239 million Won, respectively, for the year ended December 31, 2020.
(13)	As of December 31, 2020, Woori Financial Group’s paid-in capital increase to Woori Bank is 998,887 million Won.
(14)

For the year ended December 31, 2020, the Group sold the preferred purchase right to Woori Financial Group Inc. of which underlying asset is Woori Financial Capital (formerly Aju Capital) is 60,158 million Won.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2020	December 31, 2019	For the years ended December 31
			2020	2019
Trust accounts	64,317,167	60,288,399	886,210	1,118,746

(2)	Receivables and payables between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Receivables:
Trust fees receivables	33,761	31,533

Payables:
Deposits due to customers	353,598	392,453
Borrowings from trust accounts	1,639,869	2,730,806

Total	1,993,467	3,123,259

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Revenue:
Trust fees	86,196	171,072
Termination fees	1,430	488

Total	87,626	171,560

Expense:
Interest expenses on deposits due to customers	1,502	6,684
Interest expenses on borrowings from trust accounts	16,025	40,489

Total	17,527	47,173

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts are as follows;

The carrying value of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Partial principal guaranteed trusts:
Household money	9,179	9,430
Corporate money	625	630
Installment plan purpose	1,596	1,651

Sub-total	11,400	11,711

Principal guaranteed trusts:
Old-age pension trusts	3,112	3,298
Personal pension trusts	505,762	516,913
Pension trusts	813,323	824,735
Retirement trusts	29,528	34,374
New personal pension trusts:	7,671	7,807
New old-age pension trusts	1,297	1,742

Sub-total	1,360,693	1,388,869

Principal and interest guaranteed trusts
Development trusts	19	19
Unspecified money trusts	349	871

Sub-total	368	890

Total	1,372,461	1,401,470

47.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Lease payments
Within one year	160,702	150,202
After one year but within five years	186,348	212,858
After five years	34,780	40,698

Total	381,830	403,758

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Cash outflows from leases	192,053	213,689

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the year ended December 31, 2019
Lease payments for short-term leases	—	341
Lease payments for which the underlying asset is of low value	—	19

Total	—	360

(4)

As described in Note 2, the Group applies a simple method that does not assess as to whether the rent discount as a direct result of COVID-19 is a lease modification. As a result, the amount recognized in profit or loss during the reporting period is 20,600 million Won to reflect changes in lease payments arising from the discount.